Exhibit 99.1

JBS S.A.

Condensed interim financial statements

As of June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

i

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	2,776,744	4,525,210	13,670,463	34,761,540
Margin cash	3	307,909	177,636	2,451,535	845,581
Trade accounts receivable	4	4,391,998	5,525,252	19,937,381	23,131,584
Inventories	5	5,600,903	4,468,478	34,313,727	31,060,507
Biological assets	6	—	—	10,009,338	9,958,599
Recoverable taxes	7	1,267,122	1,847,885	3,562,059	3,949,002
Derivative assets	26	12,968	25,641	1,021,346	523,049
Other current assets		158,924	157,081	2,043,587	1,788,594
TOTAL CURRENT ASSETS		14,516,568	16,727,183	87,009,436	106,018,456

NON-CURRENT ASSETS
Recoverable taxes	7	7,494,379	6,278,786	9,755,406	8,746,343
Biological assets	6	—	—	3,185,662	3,209,059
Related party receivables	8	1,294,801	494,269	—	479,006
Deferred income taxes	9	—	—	2,841,907	4,032,292
Other non-current assets		1,299,000	278,961	2,695,823	1,664,118
		10,088,180	7,052,016	18,478,798	18,130,818

Investments in equity-accounted investees, associates and joint venture	10	33,714,578	34,774,762	1,193,516	237,238
Property, plant and equipment	11	14,823,022	13,733,213	70,383,405	72,950,746
Right of use assets	12.1	185,748	194,295	8,780,137	9,888,317
Intangible assets	13	211,384	226,023	10,297,016	11,165,949
Goodwill	14	9,085,970	9,085,970	31,979,859	33,544,518
TOTAL NON-CURRENT ASSETS		68,108,882	65,066,279	141,112,731	145,917,586

TOTAL ASSETS		82,625,450	81,793,462	228,122,167	251,936,042

The accompanying notes are an integral part of these condensed interim financial statements.

1

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	4,838,690	5,995,099	27,384,813	33,844,098
Supply chain finance	15	2,393,856	1,994,034	5,633,704	4,512,390
Loans and financing	16	89,829	113,677	5,633,371	12,906,149
Income taxes	17	—	—	693,734	1,442,971
Other taxes payable	17	171,269	187,836	666,392	704,277
Payroll and social charges	18	1,358,101	1,484,449	7,469,861	8,890,600
Lease liabilities	12.2	75,324	79,643	1,918,986	2,078,637
Dividends payable		248	2,218,300	879	2,220,687
Provisions for legal proceedings	19	—	—	865,665	1,738,822
Derivative liabilities	26	157,522	327,673	2,135,263	1,027,793
Other current liabilities		2,083,936	1,254,589	4,067,906	2,817,627
TOTAL CURRENT LIABILITIES		11,168,775	13,655,300	56,470,574	72,184,051

NON-CURRENT LIABILITIES
Loans and financing	16	6,750,180	6,509,313	100,735,301	106,771,172
Income and other taxes payable	17	148,539	177,014	2,223,609	2,518,130
Payroll and social charges	18	1,140,294	1,814,171	1,458,182	2,184,137
Lease liabilities	12.2	140,196	144,826	7,744,278	8,658,990
Deferred income taxes	9	2,665,018	2,520,549	5,955,700	6,782,370
Provisions for legal proceedings	19	434,557	476,817	1,149,759	1,341,615
Related party payables	8	13,772,392	10,834,039	1,259,114	—
Derivative liabilities	26	448,654	618,479	449,939	619,766
Other non-current liabilities		77,050	262,087	286,860	505,385
TOTAL NON-CURRENT LIABILITIES		25,576,880	23,357,295	121,262,742	129,381,565

EQUITY	20
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(680,197)	(747,381)	(680,197)	(747,381)
Other reserves		21,344	24,842	21,344	24,842
Profit reserves		11,579,941	18,347,227	11,579,941	18,347,227
Accumulated other comprehensive income		5,419,574	3,579,973	5,419,574	3,579,973
Retained earnings		5,962,927	—	5,962,927	—
Attributable to company shareholders		45,879,795	44,780,867	45,879,795	44,780,867
Attributable to non-controlling interest		—	—	4,509,056	5,589,559
TOTAL EQUITY		45,879,795	44,780,867	50,388,851	50,370,426
TOTAL LIABILITIES AND EQUITY		82,625,450	81,793,462	228,122,167	251,936,042

The accompanying notes are an integral part of these condensed interim financial statements.

2

Statements of income for the six-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

NET REVENUE	21	36,221,892	27,610,935	233,101,016	189,753,401
Cost of sales	25	(30,832,030)	(22,819,244)	(201,712,018)	(162,560,564)
GROSS PROFIT		5,389,862	4,791,691	31,388,998	27,192,837

Selling expenses	25	(2,636,553)	(2,369,892)	(13,780,368)	(11,296,615)
General and administrative expenses	25	(1,471,180)	(1,605,029)	(6,206,319)	(6,251,088)
Other incomes	25.1	5,837	1,804	277,795	195,012
Other expenses	25.1	(11,280)	(11,026)	(253,164)	(342,437)
NET OPERATING EXPENSES		(4,113,176)	(3,984,143)	(19,962,056)	(17,695,128)

OPERATING PROFIT		1,276,686	807,548	11,426,942	9,497,709

Finance income	22	847,432	736,767	1,770,756	1,855,201
Finance expense	22	(1,656,570)	(2,876,535)	(4,984,499)	(6,710,754)
NET FINANCE EXPENSE		(809,138)	(2,139,768)	(3,213,743)	(4,855,553)

Share of profit of equity-accounted investees, net of tax	10	5,576,964	4,097,494	60,303	(19,813)
PROFIT BEFORE TAXES		6,044,512	2,765,274	8,273,502	4,622,343

Current income taxes	9	59,386	193,189	(2,252,508)	(1,338,816)
Deferred income taxes	9	(144,469)	402,750	641,667	546,643
TOTAL INCOME TAXES		(85,083)	595,939	(1,610,841)	(792,173)
NET INCOME		5,959,429	3,361,213	6,662,661	3,830,170

ATTRIBUTABLE TO:
Company shareholders		5,959,429	3,361,213	5,959,429	3,361,213
Non-controlling interest		—	—	703,232	468,957
		5,959,429	3,361,213	6,662,661	3,830,170

Basic and diluted earnings (losses) per share - common shares (R$)	23	2.69	1.52	2.69	1.52

The accompanying notes are an integral part of these condensed interim financial statements.

3

Statements of income for the three-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

NET REVENUE	21	19,071,505	14,453,390	118,973,531	100,606,260
Cost of sales	25	(16,154,666)	(11,728,257)	(102,924,357)	(85,094,071)
GROSS PROFIT		2,916,839	2,725,133	16,049,174	15,512,189

Selling expenses	25	(1,329,247)	(1,236,441)	(6,839,137)	(5,822,982)
General and administrative expenses	25	(665,668)	(1,023,330)	(2,954,147)	(3,631,157)
Other incomes		5,819	32	100,434	89,974
Other expenses		(5,240)	(6,186)	(89,762)	(230,952)
NET OPERATING EXPENSES		(1,994,336)	(2,265,925)	(9,782,612)	(9,595,117)

OPERATING PROFIT		922,503	459,208	6,266,562	5,917,072

Finance income	22	181,433	518,245	393,385	1,021,992
Finance expense	22	(629,221)	(1,867,424)	(2,487,588)	(4,150,221)
FINANCE INCOME (EXPENSE)		(447,788)	(1,349,179)	(2,094,203)	(3,128,229)

Share of profit of equity-accounted investees, net of tax		2,333,013	2,504,238	44,315	12,540
PROFIT BEFORE TAXES		2,807,728	1,614,267	4,216,674	2,801,383

Current income taxes	9	256,711	(208,830)	(938,670)	(1,319,945)
Deferred income taxes	9	(28,668)	309,769	133,053	541,608
TOTAL INCOME TAXES		228,043	100,939	(805,617)	(778,337)
NET INCOME		3,035,771	1,715,206	3,411,057	2,023,046

ATTRIBUTABLE TO:
Company shareholders		3,035,771	1,715,206	3,035,771	1,715,206
Non-controlling interest		—	—	375,286	307,840
		3,035,771	1,715,206	3,411,057	2,023,046

Basic and diluted earnings (loss) per share - common shares (R$)	23	1.37	0.77	1.37	0.77

The accompanying notes are an integral part of these condensed interim financial statements.

4

Statements of comprehensive income for the six-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

Net income		5,959,429	3,361,213	6,662,661	3,830,170

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain on foreign currency translation adjustments		791,163	642,729	519,341	1,094,285
Gain (loss) on net investment in foreign operations		1,045,768	(1,219,920)	1,045,768	(1,219,920)
Gain (losses) on cash flow hedge	26 c2.1	(698)	1,985	(698)	1,985
Deferred income tax on cash flow hedge	26 c2.1	233	(675)	233	(675)
Other fair value adjustments through other comprehensive income		35	13,399	35	13,399
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		2,774	45,207	3,198	53,054
Income tax on gain associated with pension and other postretirement benefit obligations		326	(9,152)	394	(11,143)
Total other comprehensive income (loss)		1,839,601	(526,427)	1,568,271	(69,015)

Comprehensive income		7,799,030	2,834,786	8,230,932	3,761,155

Total comprehensive income attributable to:
Company shareholders		7,799,030	2,834,786	7,799,030	2,834,786
Non-controlling interest		—	—	431,902	926,369
		7,799,030	2,834,786	8,230,932	3,761,155

The accompanying notes are an integral part of these condensed interim financial statements.

5

Statement of comprehensive income for the three-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

Net income		3,035,771	1,715,206	3,411,057	2,023,046

Other comprehensive income
Items that are or may be subsequently reclassified to profit or loss:
Gain on foreign currency translation adjustments		1,522,554	171,977	1,555,418	552,647
Gain (loss) on net investment in foreign operations		307,080	(957,766)	307,080	(957,766)
Loss on cash flow hedge	26 c2.1	(2,893)	(524)	(2,893)	(524)
Deferred income tax on cash flow hedge	26 c2.1	780	178	780	178
Valuation adjustments to equity in subsidiaries		181	1,048,479	181	1,048,479
Items that will not be subsequently reclassified to profit or loss:
Gain associated with pension and other postretirement benefit obligations		5,089	26,837	6,085	30,778
Income tax on gain (loss) associated with pension and other postretirement benefit obligations		401	(4,353)	487	(5,324)
Total other comprehensive income		1,833,192	284,828	1,867,138	668,468

Comprehensive income		4,868,963	2,000,034	5,278,195	2,691,514

Total comprehensive income attributable to:
Company shareholders		4,868,963	2,000,034	4,868,963	2,000,034
Non-controlling interest		—	—	409,232	691,480
		4,868,963	2,000,034	5,278,195	2,691,514

The accompanying notes are an integral part of these condensed interim financial statements.

6

Statements of changes in equity for the six-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves			Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained (loss) earnings	Total	Non-controlling interest	Total equity
BALANCE ON DECEMBER 31, 2023		23,576,206	211,879	(1,015,880)	30,464	30,513	2,801,185	8,477,409	4,101,359	168,866	4,969,138	—	43,351,139	3,647,167	46,998,306

Net income		—	—	—	—	—	—	—	—	—	—	3,361,213	3,361,213	468,957	3,830,170
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	642,729	—	642,729	451,556	1,094,285
Gain on net investment in foreign operations		—	—	—	—	—	—	—	—	—	(1,219,920)	—	(1,219,920)	—	(1,219,920)
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	1,310	—	—	1,310	—	1,310
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	36,055	—	—	36,055	5,856	41,911
Losses associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	13,399	—	—	13,399	—	13,399
Total comprehensive income		—	—	—	—	—	—	—	—	50,764	(577,191)	3,361,213	2,834,786	926,369	3,761,155
Share-based compensation		—	—	30,764	—	—	—	—	—	—	—	—	30,764	6,485	37,249
Realization of other reserves		—	—	—	—	(2,883)	—	—	—	—	—	2,883	—	—	—
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	(13,467)	(13,467)
Others		—	—	—	—	—	—	—	—	—	—	—	—	(50)	(50)
JUNE 30, 2024		23,576,206	211,879	(985,116)	30,464	27,630	2,801,185	8,477,409	4,101,359	219,630	4,391,947	3,364,096	46,216,689	4,566,504	50,783,193

DECEMBER 31, 2024		23,576,206	211,879	(989,724)	30,464	24,842	3,281,981	7,094,066	7,971,180	265,507	3,314,466	—	44,780,867	5,589,559	50,370,426
Net income (loss)		—	—	—	—	—	—	—	—	—	—	5,959,429	5,959,429	703,232	6,662,661
Foreign currency translation adjustments (3)		—	—	—	—	—	—	—	—	—	791,163	—	791,163	(271,822)	519,341
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	1,045,768	—	1,045,768	—	1,045,768
Losses on cash flow hedge, net of tax (5)	26 c2.1	—	—	—	—	—	—	—	—	(465)	—	—	(465)	—	(465)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	3,100	—	—	3,100	492	3,592
Other fair value adjustments through other comprehensive income (4)		—	—	—	—	—	—	—	—	35	—	—	35	—	35
Total comprehensive income		—	—	—	—	—	—	—	—	2,670	1,836,931	5,959,429	7,799,030	431,902	8,230,932
Share-based compensation		—	—	67,184	—	—	—	—	—	—	—	—	67,184	14,051	81,235
Realization of other reserves		—	—	—	—	(3,498)	—	—	—	—	—	3,498	—	—	—
Proposed dividends		—	—	—	—	—	—	(6,767,286)	—	—	—	—	(6,767,286)	—	(6,767,286)
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	(1,529,409)	(1,529,409)
Others		—	—	—	—	—	—	—	—	—	—	—	—	2,953	2,953
JUNE 30, 2025		23,576,206	211,879	(922,540)	30,464	21,344	3,281,981	326,780	7,971,180	268,177	5,151,397	5,962,927	45,879,795	4,509,056	50,388,851

(1)	Refers to reflective equity variations primarily arising from stock-based compensation of subsidiaries.
(2)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments
(3)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(4)	Mainly related to derivative financial instruments
(5)	Refers to the hedge accounting mainly in the indirect subsidiary Seara Alimentos..

The accompanying notes are an integral part of these condensed interim financial statements.

7

Statements of cash flows for the six-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2025	2024	2025	2024
Cash flows from operating activities
Net income		5,959,429	3,361,213	6,662,661	3,830,170
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	480,237	472,268	6,333,116	5,546,846
Expected credit losses	4	56,071	32,288	77,427	31,269
Share of profit of equity-accounted investees	10	(5,576,964)	(4,097,494)	(60,303)	19,813
Result on the sale of fixed assets		11,394	(27,993)	(52,237)	(23,356)
Income tax and social contribution	9	85,083	(595,939)	1,610,841	792,173
Net financial result	22	809,138	2,139,768	3,213,743	4,855,553
Share-based compensation		—	—	81,235	37,249
Provisions	19	45,696	70,748	90,693	109,341
Estimated result of realizable value of inventories	5	2,248	(8,288)	118,756	(68,048)
DOJ and Antitrust agreements	19	—	—	771,415	417,567
Avian Influenza		—	—	31,799	—
Fair value (market to market) of biological assets	6	—	—	(488,199)	(125,297)
Asset impairment		51,367	—	78,247	69,971
		1,923,699	1,346,571	18,469,194	15,493,251
Changes in assets and liabilities:
Trade accounts receivable		728,810	(696,895)	949,379	584,363
Inventories		(1,134,673)	(333,323)	(5,526,966)	(1,465,545)
Recoverable taxes		457,420	83,995	538,916	116,883
Other current and non-current assets		(53,081)	110,353	(2,103,602)	(522,095)
Biological assets		—	—	(2,289,639)	(1,032,721)
Trade accounts payable and supply chain finance		(900,002)	(257,021)	(3,358,103)	(2,906,859)
Taxes paid in installments		(266,588)	(177,346)	(295,285)	(177,346)
Other current and non-current liabilities		375,415	386,851	999,211	75,296
Antitrust agreements payment		—	—	(1,504,998)	(446)
Income taxes paid		—	—	(3,163,267)	(448,186)
Changes in operating assets and liabilities		(792,699)	(883,386)	(15,754,354)	(5,776,656)

Cash provided by operating activities		1,131,000	463,185	2,714,840	9,716,595

Interest paid		(439,220)	(928,950)	(3,444,638)	(3,509,624)
Interest received		68,617	99,193	425,047	488,745
Net cash flows provided by (used in) operating activities		760,397	(366,572)	(304,751)	6,695,716
Cash flow from investing activities
Purchases of property, plant and equipment		(793,673)	(723,353)	(4,093,531)	(3,210,142)
Proceeds from sale of property, plant and equipment		13,256	43,706	205,703	79,136
Proceeds of intangible assets	13	(11,671)	(6,240)	(14,950)	(23,015)
Additional investments in equity-accounted investees		3,200,441	(2,882,452)	(936,431)	—
Acquisitions/ incorporations, net of cash acquired		—	—	—	(14,635)
Dividends received	10	23,715	32,548	23,715	32,548
Related party transactions		4,827,132	2,678,704	(89,669)	2,580
Cash provided by (used in) investing activities		7,259,200	(857,087)	(4,905,163)	(3,133,528)

Cash flow from financing activities
Proceeds from loans and financings		—	2,847,396	25,854,004	3,574,492
Payments of loans and financings		(39,113)	(4,124,980)	(26,809,208)	(8,874,281)
Derivatives instruments received/settled		(249,347)	(540,945)	(301,106)	(732,956)
Margin cash withdraw/(applied in)		(130,273)	(141,585)	(247,607)	6,079
Dividends paid		(8,985,323)	—	(8,985,323)	—
Dividends paid to non-controlling interest		—	—	(1,509,691)	(17,521)
Payments of leasing contracts		(51,166)	(39,337)	(1,236,096)	(1,072,891)
Cash used in financing activities		(9,455,222)	(1,999,451)	(13,235,027)	(7,117,078)

Effect of exchange rate changes on cash and cash equivalents		(312,841)	608,708	(2,646,135)	1,946,503
Net change in cash and cash equivalents		(1,748,466)	(2,614,402)	(21,091,077)	(1,608,387)
Cash and cash equivalents beginning of period		4,525,210	4,458,670	34,761,540	22,122,405
Cash and cash equivalents at the end of period		2,776,744	1,844,268	13,670,463	20,514,018

Non-cash transactions:

		Company		Consolidated
	Notes	2025	2024	2025	2024
Additions of contracts CPC 06 (R2)/IFRS 16	12	38,658	45,202	884,193	1,052,010
Capitalized interests CPC 20 (R1)	11	4,831	24,280	100,235	87,368
Capital reduction with debt settlement		(4,274,009)	(8,827,181)	—	—

The accompanying notes are an integral part of these condensed interim financial statements.

8

Statements of economic value added the six-month period ended June 30, 2025 and 2024

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2025	2024	2025	2024
Revenue
Sales of goods and services	36,773,548	28,158,908	235,356,231	191,875,687
Other income (expense)	(84,160)	(70,377)	(5,437)	(53,771)
Expected credit losses	(56,071)	(22,937)	(77,427)	(21,918)
	36,633,317	28,065,594	235,273,367	191,799,998
Goods
Cost of services and goods sold	(27,585,198)	(19,817,644)	(146,769,153)	(115,085,806)
Materials, energy, services from third parties and others	(4,710,854)	(4,041,660)	(39,287,274)	(33,954,335)
	(32,296,052)	(23,859,304)	(186,056,427)	(149,040,141)

Gross added value	4,337,265	4,206,290	49,216,940	42,759,857

Depreciation and Amortization	(480,237)	(472,268)	(6,333,116)	(5,546,846)

Net added value generated	3,857,028	3,734,022	42,883,824	37,213,011

Net added value by transfer
Share of profit of equity-accounted investees, net of tax	5,576,964	4,097,494	60,303	(19,813)
Financial income	847,432	736,767	1,770,756	1,855,201
Others	14,926	17,835	(23,692)	(118,049)
	6,439,322	4,852,096	1,807,367	1,717,339

NET ADDED VALUE TOTAL TO DISTRIBUTION	10,296,350	8,586,118	44,691,191	38,930,350

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	2,426,501	1,689,147	23,875,801	19,903,264
Benefits	321,949	264,029	5,017,906	4,206,153
FGTS (Brazilian Labor Social Charge)	123,277	110,801	332,803	294,104
	2,871,727	2,063,977	29,226,510	24,403,521
Taxes and contribution
Federal	(639,647)	(592,244)	1,452,334	1,401,254
State	512,401	851,450	1,696,010	1,783,013
Municipal	21,550	16,891	28,906	17,438
	(105,696)	276,097	3,177,250	3,201,705
Capital Remuneration from third parties
Interests and exchange variation	1,432,269	2,704,240	4,528,961	6,449,108
Rents	23,716	20,248	627,420	516,317
Others	114,905	160,343	468,389	529,529
	1,570,890	2,884,831	5,624,770	7,494,954
Owned capital remuneration
Net income attributable to company shareholders	5,959,429	3,361,213	5,959,429	3,361,213
Non-controlling interest	—	—	703,232	468,957
	5,959,429	3,361,213	6,662,661	3,830,170
ADDED VALUE TOTAL DISTRIBUTED	10,296,350	8,586,118	44,691,191	38,930,350

The accompanying notes are an integral part of these condensed interim financial statements.

9

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

1	Background Information

JBS S.A. (“JBS” or the “Company”), is a corporation with its headquarters in the City of São Paulo, Brazil, and is controlled by J&F S.A. (formerly J&F Investimentos S.A.). Until June 6, 2025, the Company’s shares were listed on the “Novo Mercado” segment of the São Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”, and its American Depositary Receipts (ADRs) publicly traded in the United States of America under the symbol “JBSAY”. (ALTERNATIVE - and traded in the United States over-the-counter market (Level I ADR program), under the ticker symbol “JBSAY”)

Following the implementation of the Dual Listing transaction, completed June 6, 2025, JBS S.A. became a wholly-owned subsidiary of JBS Participações S.A., which is controlled by JBS N.V., a company incorporated in accordance with the laws of the Netherlands. As a result, JBS S.A. merged its shares and ceased direct trading on B3.

JBS N.V. became the ultimate holding company of the JBS Group, having its Class A ordinary shares (“Class A Shares”) listed on the New York Stock Exchange (NYSE) under the ticker symbol “JBS” as of June 12, 2025, and its Level II Brazilian Depositary Receipts (BDRs) listed on B3 under the ticker symbol “JBSS32” as of June 9, 2025.

The Company remains registered with the United States Securities and Exchange Commission (“SEC”) on account of the trade of it Class A shares on the NYSE as well as the issuance of debt securities (bonds), and is subjected to the applicable regulatory requirements for foreign issuers (Foreign Private Issuer - FPI).

The approval of these individual and consolidated interim financial statements occurred at the Board of Directors’ (Conselho de Administração) meeting on August 13, 2025.

The following condensed interim financial statements include, in addition to the individual operations of JBS in Brazil, the activities of its subsidiaries in Brazil and internationally.

1.1	Main operating events that occurred during the period:

1.1.1 Payment of dividends: On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal for the distribution of dividends from the retained earnings of the 2024 fiscal year, in the amount of R$4.4 billion, corresponding to R$2.00 per common share. The proposal was approved by the Ordinary General Meeting of Shareholders held on April 29, 2025 and the dividend payment occurred on May 14, 2025.

1.1.2 Investment in Mantiqueira Alimentos Ltda.: On April 1, 2025, JBS concluded the acquisition of 48.5% of the total share capital and 50% of the voting shares of Mantiqueira Alimentos Ltda., registered as a joint venture, as disclosed in the explanatory note “Investments in subsidiaries, associate, and joint venture” through its subsidiary JBS Holding Brasil S.A. The total value of transaction was of R$936.431. Mantiqueira is the leader company in the organic egg segment, producing eggs free from antibiotics and hormones, sourced from cage-free hens. The operation was approved without requirements by CADE (Conselho Administrativo de Defesa Econômica) on February 26, 2025.

10

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

1.1.3 Continuation of the Dual Listing process in Brazil and the United States: On April 22, 2025, JBS S.A. summoned a general shareholders’ meeting to deliberate a series of topics related to the proposed dual listing of the group in Brazil and the United States of America, in accordance with the applicable legal and regulatory requirements. This decision is in line with the material facts that were previously disclosed on July 12, 2023, September 4, 2023, and March 17, 2025. On April 22, 2025, the Securities and Exchange Commission (SEC) declared effective the registration statement on the F-4 form, referring to an offer to the shareholders of JBS S.A. of Class A shares of JBS N.V., a company incorporated in the Netherlands. The general shareholders’ meeting of JBS S.A. held to deliberate about topics related to the dual listing occurred on May 23, 2025, and the operation was approved. On May 30, 2025, JBS N.V. obtained its foreign issuer registration and the registration of its sponsored Level II Brazilian Depositary Receipts (BDRs) with the Brazilian Securities and Exchange Commission (CVM), as well as authorization for the BDRs to be admitted for trading on B3 (Brasil, Bolsa, Balcão). On June 6, 2025, the merger of all JBS S.A issued shares into JBS Participações S.A. was completed, transforming JBS S.A into its wholly-owned subsidiary. On the same date, the redeemable preferred shares issued by JBS Participações were repurchased, with each shareholder of JBS S.A receiving one BDR of JBS N.V for every two common shares held. Starting on June 9, 2025, the BDRs of JBS N.V. started being traded on B3 under the ticker symbol “JBSS32”. On June 5, 2025, the New York Stock Exchange (NYSE) approved the listing of ordinary Class A shares of JBS N.V., with an initial trading date set for June 13, 2025, under the ticker symbol “JBS”.

1.1.4 Distribution of dividends: On May 23, 2025, the Ordinary General Meeting of Shareholders of JBS S.A. approved the distribution of dividends from the retained earnings on December 31, 2024, in the amount of R$2.22 billion, corresponding to R$1.00 per common share. The payment of the dividends was exercised on June 17, 2025.

1.1.5 Certificates of Agribusiness Receivables (CRA): On May 29, 2025, an offer of three Agribusiness Receivables Certificates (CRAs) was made by the indirect subsidiary Seara Alimentos Ltda., guaranteed by JBS S.A., with maturities expected in 2035, 2045, and 2055, totaling a principal amount of R$919.6 million. The closing of the offer occurred on June 4, 2025. The proceeds will be used to finance the purchase of grains.

1.1.6 Debt registration with the Securities Exchange Commission (SEC): On June 23, 2025, JBS S.A., via its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company, and JBS USA Foods Group Holdings, Inc., issued US$3.5 billion (equivalent to R$19.1billion) in senior notes maturing 2036, 2056, and 2066, registered on the United States Securities and Exchange Commission (SEC). The offer was complete on July 3, 2025, and the net proceeds will be used for the repurchase and redemption of existing securities, the repayment of short-term debt, and other general corporate purposes.

1.1.7 Bond Repurchase: On June 23, 2025, JBS USA Food Company, an indirect subsidiary of JBS S.A., simultaneously launched three liability management transactions aimed at the repurchase and redemption of Senior Notes issued by group companies in the United States, with effective completion on July 3, 2025. The first transaction consisted of the partial repurchase of approximately US$894 million in principal amount of the Senior Notes due in 2027, representing 89.4% of the total outstanding, at a price of 98.021% of face value, plus accrued and unpaid interest. In addition, on the same date, the Company announced the early and full redemption of the Notes due in 2028 and 2030. The 2028 Notes, totaling US$899.7 million, were redeemed at 102.478% of principal value, and the 2030 Notes, totaling US$399.7 million, at 102.750%, both increased by the accrued interest that was unpaid up to the settlement date. All three coordinated transactions are part of JBS’s proactive debt management strategy, focusing on capital structure optimization and extension of maturities, reaffirming the Company’s commitment to financial discipline and value creation for its stakeholders.

11

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

1.2	Seasonality

The demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of certain products at specific times of the year, such as: Christmas, New Year, and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughters in the fourth quarter, as the rainy season affects the availability and transport of cattle. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia has peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no fluctuation in pork quantities in other locations.

1.3	Subsequent Events

1.3.1 Senior Notes (Bonds): On July 3, 2025, the indirect subsidiaries of JBS S.A., JBS USA Holding Lux S.à r.l., JBS USA Food Company, and JBS USA Foods Group Holdings, Inc., completed the issuance of senior notes totaling US$3.5 billion, divided into three series: US$1.25 billion maturing in 2036 with an annual interest rate of 5.50%; US$1.25 billion maturing in 2056 with an annual interest rate of 6.25%; and US$1 billion maturing in 2066 with an annual interest rate of 6.375%. Interest payments will be made semiannually, starting between January and April 2026, depending on each series. The net proceeds from the issuance were used primarily to repurchase and redeem notes maturing in 2027, 2028 and 2030, as well as to settle short-term debt, with any remaining balance allocated for general corporate purposes.

1.3.2 Investment in Granjeros Campo 9 S.A. (Granjero Campos): On July 7, 2025, the indirect subsidiary Seara Alimentos Ltda. signed an investment agreement with Granjeros Campo 9 S.A. to acquire 90% of the company’s share capital, represented by the amount of US$6.3 million (equivalent to R$34.4 million). Granjeros Campo 9 S.A. (Granjero Campos) is a company in the meat processing sector that focuses on the production and slaughter of poultry in Paraguay.

1.3.3 Acquisition of Production Facility: On August 13, 2025, the Company entered into an agreement to acquire a production facility in Ankeny, Iowa (USA) for US$100 million, with the purpose of expanding it to become the largest ready-to-eat bacon and sausage plant in the Company’s portfolio in the United States. The completion of the transaction is subject to the satisfaction of customary closing conditions, and operations at the plant are expected to begin in mid-2026, following the investments and expansion works.

12

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

2	Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with the standard CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Standards Committee and equivalent to International Accounting Standard “IAS” 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Therefore, these Interim Condensed Financial Statements as of June 30, 2025, do not include all footnotes and information required to be considered “complete financial statements” due to redundancy in relation to what is presented in the individual and consolidated annual financial statements (December 31, 2024) prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) and with International Financial Reporting Standards (IFRS), approved by the International Accounting Standards Board (IASB). The parent company’s individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated”.

2.1	Functional and presentation currency

The Company’s functional currency is the currency of the primary economic environment in which it operates. These individual and consolidated interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, unless otherwise indicated.

2.2	New IFRS standards, amendments and interpretations approved by the IASB and applicable to the Brazilian Accounting Standards Committee that are yet to be adopted by the Company

a.	Standards, amendments, and interpretations recently issued and adopted by the Company

IAS 21/CPC 02 – The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements

Effective January 1, 2025, this amendment specifies the accounting requirements for situations where a functional currency cannot be exchanged for other currencies. In such cases, the Company must use the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose the exchange rate used, the date it was observed, and the reasons for which the currency is not exchangeable. The Company has reviewed the amendments and has not identified any impacts resulting from this change.

b.	New standards, amendments, and interpretations not yet effective in the Company

IFRS 18 - Presentation and Disclosure of Financial Statements.

As of January 1, 2027, IFRS 18 will replace CPC 26/IAS 1 Presentation of Financial Statements. The new standard introduces the following new main requirements;

●	Companies are required to classify all income and expenses into five categories in the profit and loss statement, namely: the operating, investment, financing, discontinued operations, and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net income will not change.

●	Performance measures defined by management are disclosed in a single note in the financial statements.

●	Enhanced guidance will be provided on how to group information in the financial statements.

In addition, all entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting the operating cash flows through the indirect method.

The Company is still in the process of evaluating the impact of the new standard, and will adjust the disclosure in accordance with the standard’s requirement in the annual financial statements in the period in which they are issued.

13

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

3	Cash and cash equivalents and margin cash

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Cash on hand and at banks	1,412,435	1,805,546	6,423,221	13,609,569
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	1,364,309	2,719,664	7,247,242	21,151,971
Cash and cash equivalents total	2,776,744	4,525,210	13,670,463	34,761,540
Margin cash	—	—	2,011,700	645,361
Investments in Treasury bills	307,909	177,636	439,835	200,220
Margin cash total	307,909	177,636	2,451,535	845,581
Total	3,084,653	4,702,846	16,121,998	35,607,121

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions with conditions and characteristics that are similar to CDB’s.

On June 30, 2025, the credit availability under Brazil’s revolving credit facilities was US$500 million (equivalent to R$2.7 billion), and on December 31, 2024, US$500 million (equivalent to R$3.1 billion). In the United States, the available credit on June 30, 2025, was US$2.9 billion (equivalent R$15.8 billion), and on December 31, 2024, was US$2.9 billion (equivalent R$18 billion).

4	Trade accounts receivable

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Current receivables:
Domestic sales	1,382,290	1,862,524	11,778,762	12,351,574
Foreign sales	2,691,301	3,173,479	5,391,403	7,285,879
Subtotal	4,073,591	5,036,003	17,170,165	19,637,453
Overdue receivables:
From 1 to 30 days	285,210	357,595	2,227,499	2,753,633
From 31 to 60 days	72,246	100,778	334,796	379,673
From 61 to 90 days	19,638	23,200	77,415	127,583
Above 90 days	284,472	348,353	698,791	810,229
Expected credit losses	(334,951)	(332,769)	(555,404)	(551,484)
Present value adjustment	(8,208)	(7,908)	(15,881)	(25,503)
Subtotal	318,407	489,249	2,767,216	3,494,131
Trade accounts receivable, net	4,391,998	5,525,252	19,937,381	23,131,584

14

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Adjustment to present value: The Company discounts its receivables to present value using the interest rates in effect under its contracts. The monthly interest used to calculate the present value of outstanding receivables on June 30, 2025 was 0.45% per transaction (0.83% per transaction on June 30, 2024). Realization of the present value adjustment is recognized as an offsetting item to sales revenue.

Changes in expected credit losses:	Company		Consolidated
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Balance at the beginning of the period	(332,769)	(232,988)	(551,484)	(411,088)
Additions	(56,071)	(32,288)	(77,427)	(31,269)
Write-offs (Reversals)	25,599	9,384	47,307	16,128
Exchange rate variation	28,290	(35,363)	26,200	(50,751)
Balance at the end of the period	(334,951)	(291,255)	(555,404)	(476,980)

5	Inventories

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Finished products	3,585,408	2,785,220	22,392,214	18,690,228
Work in process	749,693	680,823	3,581,938	3,046,702
Raw materials	957,059	694,130	4,739,626	5,250,509
Supplies	308,743	308,305	3,599,949	4,073,068
	5,600,903	4,468,478	34,313,727	31,060,507

During the six month period ended June 30, 2025 and 2024, the Company recognized the net realizable value of inventories, whose additions and write-offs were recorded in cost of goods sold, in the amounts of R$(2.248) and R$8.288, respectively, in the Parent Company, and R$(118.756) and R$68.048, respectively, in the Consolidated.

6	Biological assets

	Consolidated
Changes in biological assets:	Current		Non-current
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Initial balance	9,958,599	8,289,048	3,209,059	2,573,041
Increase by reproduction born and cost to reach maturity	29,547,201	27,076,858	4,111,420	3,563,054
Reduction by slaughter, sale or consumption	(33,345,346)	(31,146,141)	(181,864)	(173,255)
Increase by purchase	1,431,430	1,093,975	726,798	618,230
Changes fair value	488,301	125,628	(102)	(331)
Transfer between current and non-current	2,660,758	2,429,666	(2,660,758)	(2,429,666)
Exchange rate variation	(731,605)	745,303	(240,725)	247,066
Amortization	—	—	(1,778,166)	(1,554,553)
Closing balance	10,009,338	8,614,337	3,185,662	2,843,586

15

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

7	Recoverable taxes

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Value-added tax on sales and services - ICMS/IVA/VAT/GST	718,090	784,609	3,999,222	4,029,501
Social contribution on billings - PIS and COFINS	1,419,481	1,888,070	1,896,941	2,505,857
Withholding income tax - IRRF/IRPJ	6,567,194	5,381,306	7,228,665	5,945,608
Excise tax - IPI	19,966	17,892	102,805	100,166
Reintegra	7,811	30,577	25,604	47,414
Other	28,959	24,217	64,228	66,799
	8,761,501	8,126,671	13,317,465	12,695,345
Breakdown:
Current Asset	1,267,122	1,847,885	3,562,059	3,949,002
Non-current Asset	7,494,379	6,278,786	9,755,406	8,746,343
	8,761,501	8,126,671	13,317,465	12,695,345

8	Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for the period, arise from operations between JBS and its related parties under market conditions and prices. Amounts charged include borrowing costs, interest, and foreign exchange differences, when applicable. The following table includes balances and the net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Related party receivables	1,294,801	494,269	—	479,006
Related party payables	(13,772,392)	(10,834,039)	(1,259,114)	—
	(12,477,591)	(10,339,770)	(1,259,114)	479,006

16

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

			Statement of financial position accounts		Financial income (expense)
	Currency	Transference of costs (administrative and funding)	June 30, 2025	December 31, 2024	2025	2024
8.1 Company

a) Direct subsidiaries
- JBS Investments Luxembourg S.à.r.l. (1)	US$	2,52% a 6,09% a.a.	(5,499,342)	(10,660,515)	(141,155)	(143,616)
- JBS Confinamento Ltda.	R$	CDI + 1% a.a.	(55,335)	1,075	(3,003)	(3,356)
- JBS Embalagens Metálicas Ltda	R$	CDI + 1% a.a.	2,345	2,188	152	1
- JBS Terminais Ltda. (2)	R$	CDI + 3% a.a.	104,441	—	8,563	—
b) Indirect subsidiaries
- Seara Alimentos Ltda. (3)	R$	CDI + 1% a.a.	1,177,502	(173,524)	96,395	21,904
- JBS Leather Paraguay Srl	GUA	7,00% a.a.	10,513	12,000	233	227
- JBS USA Holding Lux S.à.r.l. (4)	US$	6,72% a.a.	(6,958,601)	—	(138,526)	—

8.2 Consolidated

a) Other related parties
- J&F Investimentos S.A. (5)	R$	IPCA	(343,577)	479,006	15,711	16,225
- Laguz I Fundo de Investimento (6)	R$	Selic	(915,537)	—	—	—
- Flora Produtos de Higiene Limpeza S.A.	R$	IPCA	—	—	—	41
Total Company			(12,477,591)	(10,339,770)	(161,630)	(108,574)

The transactions recorded in Company, both direct and indirect, refer to remittances for working capital that will be/have been settled through an increase/reduction in capital, dividends paid, or cash, except when explained in the footnotes.

(1)	Refers to the balance of export prepayment (PPE) payable to the direct subsidiary JBS Investments Luxembourg S.à.r.l.
(2)	Company acquired on January 1, 2025.
(3)	Refers to the purchase of tax credits from the indirect subsidiary Seara Alimentos for the settlement of tax liabilities.
(4)	Refers to the outstanding balance of export prepayment (PPE) payable to the indirect subsidiary JBS USA Holding Lux S.à.r.l.
(5)	The net balance payable to J&F S.A. pertains to (i) the R$ 494,716 receivable, relating to the agreement signed between JBS S.A., J&F S.A., and certain former executives of the Company, resulting in the final settlement of the dispute in the Arbitration Case CAM No 186/21, under which J&F S.A. agreed to settle the matter pursuant to the terms and conditions specified in the agreement; (ii) the R$ (838,293) payable, relating to the Planta Araputanga purchase, to be settled in 24 installments ending May, 2027.
(6)	The Company acquired from Laguz I Fundo de Investimento in May,2025, via the contract foreseeing 36 installments ending April, 2028, tax credit rights arising from legal action related to the Export Credit Premium, noting that the lawsuit has already been resolved, with a final and unappealable ruling in favor of the tax credit right, and is currently in the process of assessment and final confirmation of the balance calculation. The mentioned credit right was acquired at a discount of approximately 35%, and the credit will be used to pay the Company’s taxes as soon as the legal action is concluded and its utilization is authorized by the regulatory authorities. The credit was recorded under other accounts receivable.

17

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Related party receivables

	Consolidated
	June 30, 2025	December 31, 2024
J&F S.A. (5)	(343,577)	479,006
Laguz I Fundo de Investimentos	(915,537)	—
	(1,259,114)	479,006

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing the individual balances equal to or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, the transactions recorded below the described criteria will be disclosed if the information is relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but does in the current period, the comparative balance will be disclosed.

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/Services provided
COMPANY	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	2025	2024	2025	2024
Direct subsidiaries
JBS Confinamento Ltda.	1,570	1,139	98,596	133,844	100,092	51,477	1,481	1,368
JBS Toledo N.V.	119,416	48,220	—	—	—	—	221,311	152,256
JBS Chile Limitada	15,051	12,081	71	81	214	1,059	30,922	45,918
Conceria Priante Srl	34,951	43,776	—	—	—	—	52,959	41,395
Indirect subsidiaries
Seara Alimentos Ltda.	217,695	170,651	46,300	60,555	121,676	116,266	1,285,374	1,315,388
JBS Global UK Limited	228,986	132,911	—	—	—	—	355,101	199,828
JBS Aves Ltda.	3,465	5,763	22,333	20,936	4,177	2,668	62,873	60,510
Weddel Limited	17,958	16,838	—	—	—	—	48,004	—
Sampco, LLC	283,832	188,815	—	—	—	—	657,709	298,773
Meat Snacks Partners do Brasil Ltda.	45,293	22,953	—	—	3	4	341,968	235,541
JBS Asia Limited	—	—	346,535	335,298	233,695	237,390	—	—
JBS Leather Asia Limited	153,623	173,978	—	125	—	—	215,865	283,029
JBS USA Holding Lux S.à.r.l.	424,792	431,350	—	—	81	—	1,382,751	606,983
Seara Comércio de Alimentos Ltda.	1,772	1,785	1,015	2,929	14,954	—	6,626	—
JBS Australia Pty.Ltd.	552	2,607	—	—	746	—	21,843	68,993
Other related parties
Agropecuária Santa Luzia Ltda.	1,825	—	948	11,992	142,214	—	7,341	—
JBJ Agropecuária Ltda.	4,066	1,925	21,766	2,963	1,185,181	687,455	12,516	15,421
Flora Produtos de Higiene e Limpeza S.A	51,587	26,302	—	—	2	1	163,851	168,907
Eldorado Brasil Celulose S.A.	376	1,399	—	—	—	—	1,507	—
Prima Foods S.A.	396	306	6,896	3	13,365	3,747	6,797	592
Agropecuaria Nelore Parana Ltda	—	—	—	—	—	53,843	—	—
Guiabolso Pagamentos Ltda	—	8	—	12,405	—	106,393	—	—
JBS Ontario	415	5,313	—	—	—	—	8,601	—
	1,607,621	1,288,120	544,460	581,131	1,816,400	1,260,303	4,885,400	3,494,902

18

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Other financial transactions in the Company

The Company and some of its subsidiaries entered into an agreement with Banco Original, under which Banco Original acquires receivables held against certain domestic and international customers. The assignments are negotiated without recourse, through the definitive transfer of risks and benefits of the receivables to Banco Original. As of June 30, 2025, the Company had R$2,699,951 (R$1,585,092 as of December 31, 2024) in the Parent Company, and R$4,338,127 (R$3,205,613 as of December 31, 2024) in the Consolidated group of assigned receivables. For the six-month period ended June 30, 2025, the Company recorded financial costs related to this operation in the amount of R$164,408 (R$153,153 as of June 30, 2024) in the Parent Company, and R$311,798 (R$332,209 as of June 30, 2024) in the Consolidated, which were recorded in the financial statements as financial expenses.

On June 30, 2025, the Company and some of its subsidiaries held balances with Banco Original totaling R$1,239,680 (R$327,246 on December 31, 2024) in the Parent Company, and R$2,620,015 (R$1,877,476 on December 31, 2024) in the Consolidated, recorded under cash and cash equivalents. Financial investments, including CDBs (Bank Deposit Certificates) and similar instruments, yield returns equivalent to the CDI (Interbank Deposit Certificate), according to the specified term and investment amount, following market practices. For the six-month period ended June 30, 2025, interest earned from these investments amounted to R$39,208 (R$29,409 as of June 30, 2024) in the Company, and R$82,599 (R$94,307 as of June 30, 2024) in the Consolidated group, recorded in the financial statements as financial income.

The Company has cattle purchase commitments for future delivery with certain suppliers, including the related party JBJ Agropecuária (“JBJ”), ensuring the acquisition of cattle at a fixed or adjustable price, without any cash effect on the Company until these commitments mature. Under this forward delivery contract, JBJ has already advanced financing through banks in a reverse factoring arrangement. On June 30, 2025 the balance of this transaction was R$446,400 (R$299,200 on December 31, 2024).

The Company also engages in bovine by-product purchasing operations for rendering activities with Prima Foods S.A.

The Company is the sponsor of the J&F Institute, a business school for young people aiming to train future leaders, offering free, high-quality education. During the six-month period ended June 30, 2025 the Company made donations totaling R$38,346 (R$65,941 as of June 30, 2024), recorded in the financial statements as administrative expenses.

The Company is also a member of the JBS Fund for the Amazon, a non-profit association aimed at fostering and financing initiatives and projects for the sustainable development of the Amazon biome. In the period ended June 30, 2025, the Company made donations totaling R$6,506 (R$7,200 as of June 30, 2024), recorded in the financial statements as administrative expenses.

In its insurance contracting and renewal processes, the Company includes Original Corporate Corretora de Seguros Ltda., a related party, in its panel of insurance brokers, with contracts awarded under standard market conditions.

During the six-month period ended June 30, 2025 and 2024, no expected losses from doubtful debts were recorded, nor were any bad debt expenses recognized related to transactions with related parties.

On December 30, 2024, the Company entered into an agreement to sell its Hygiene and Beauty operations to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction includes the transfer of assets and operations related to the manufacturing and sale of hygiene and beauty products, as per the terms agreed between the parties. The sale price was set at R$ 315 million, subject to working capital adjustments, of which R$ 50 million was advanced on January 9, 2025. The transaction will be completed upon the fulfillment of the conditions precedent stipulated in the agreement. The Company did not classify the operation as discontinued as of June 30, 2025, as it does not represent a significant line of business, accounting for only 0.2% of the Parent Company’s net assets.

19

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Remuneration of key management

The Company’s key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the six-month period ended June 30, 2025 and 2024 is the following:

	2025	2024
Salaries and wages	22,901	17,942
Variable cash compensation	115,812	82,214
	138,713	100,156

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer, and the Executive Officers are parties of the Brazilian employment contract regime referred to as CLT (the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not part of any employment contract or any other contracts that provide additional business benefits such as post-employment benefits or other long-term benefits, and termination of work that does not conform to those requested by the CLT (Brazilian Labor Law).

9	Income taxes

a.	Composition of deferred tax income and social contribution

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Deferred income taxes assets	—	—	2,841,907	4,032,292
Deferred income taxes liabilities	(2,665,018)	(2,520,549)	(5,955,700)	(6,782,370)
	(2,665,018)	(2,520,549)	(3,113,793)	(2,750,078)

	Company
	December 31, 2024	Income statement	June 30, 2025
Expected credit losses on trade accounts receivable	115,096	742	115,838
Provisions for contingencies	162,118	(14,369)	147,749
Present value adjustment	13,111	(24)	13,087
Right of use assets	10,259	7,358	17,617
Goodwill amortization	(3,277,762)	—	(3,277,762)
Hedge operations (1)	285,246	(81,201)	204,045
Accrued liabilities	247,433	(92,120)	155,313
Realization of other reserves	(251,330)	1,363	(249,967)
Cut-off Adjustment	69,832	(5,480)	64,352
Other temporary differences	105,448	39,262	144,710
Deferred taxes, net	(2,520,549)	(144,469)	(2,665,018)

	Company
	December 31, 2023	Income statement	June 30, 2024
Tax losses and negative basis of social contribution	28,991	(28,991)	—
Expected credit losses on trade accounts receivable	81,170	17,228	98,398
Provisions for contingencies	190,166	(2,911)	187,255
Present value adjustment	(1,432)	5,600	4,168
Right of use assets	5,178	2,020	7,198
Goodwill amortization	(3,277,762)	—	(3,277,762)
Hedge operations (1)	(134,159)	284,410	150,251
Present value adjustment - Trade accounts payable	162,827	(3,185)	159,642
Realization of other reserves	(254,252)	1,485	(252,767)
Cut-off Adjustment	—	113,759	113,759
Other temporary differences	62,503	13,335	75,838
Deferred taxes, net	(3,136,770)	402,750	(2,734,020)

20

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2024	Income statement	Exchange variation	Other adjustments(2)	June 30, 2025
Tax losses and negative basis of social contribution	4,206,273	715,231	(166,931)	(1,118,109)	3,636,464
Expected credit losses on trade accounts receivable	261,962	(67,073)	(9,093)	—	185,796
Provisions for contingencies	585,092	(57,688)	(14,873)	—	512,531
Present value adjustment	(655,371)	(111,057)	39,769	—	(726,659)
Tax credits - Foreign subsidiaries	54,482	217	(6,865)	—	47,834
Labor accidents accruals - Foreign subsidiaries.	55,510	(15,811)	(5,912)	—	33,787
Pension plan - Foreign subsidiaries.	19,871	19,954	(3,018)	(606)	36,201
Accrued liabilities	1,547,164	59,102	(146,316)	—	1,459,950
Non-deductible interests - Foreign subsidiaries.	1,731,193	277,833	(198,779)	—	1,810,247
Right of use assets	160,794	22,493	(6,382)	—	176,905
Goodwill amortization	(4,504,135)	(100,809)	70,238	—	(4,534,706)
Business combination	(2,885,099)	(96,358)	320,751	—	(2,660,706)
Inventory valuation - Foreign subsidiaries.	(517,098)	(88,405)	105,680	—	(499,823)
Hedge and hedge accounting operations (1)	284,602	(81,201)	—	233	203,634
Realization of other reserves	(545,623)	7,265	—	—	(538,358)
Accelerated depreciation and amortization	(2,971,821)	(49,333)	329,748	—	(2,691,406)
Cut-off adjustment	94,581	11,320	—	—	105,901
Other temporary differences	327,545	195,987	(194,917)	—	328,615
Deferred taxes, net	(2,750,078)	641,667	113,100	(1,118,482)	(3,113,793)

	Consolidated
	December 31, 2023	Income statement	Exchange variation	Other adjustments(2)	June 30, 2024
Tax losses and negative basis of social contribution	4,067,527	(353,755)	172,298	—	3,886,070
Expected credit losses on trade accounts receivable	184,384	42,811	13,325	—	240,520
Provisions for contingencies	607,063	(4,275)	14,445	—	617,233
Present value adjustment	(340,134)	131,473	(43,145)	—	(251,806)
Tax credits - Foreign subsidiaries	114,666	(1,076)	17,037	(251)	130,376
Labor accidents accruals	38,377	(5,145)	5,217	—	38,449
Pension plan	57,882	(7,468)	7,346	(10,665)	47,095
Accrued liabilities	1,118,141	259,854	157,229	—	1,535,224
Non-deductible interests	1,026,154	289,114	173,701	—	1,488,969
Right of use assets	123,053	16,368	6,639	—	146,060
Goodwill amortization	(4,124,007)	(37,863)	(69,614)	—	(4,231,484)
Business combination	(2,150,748)	(158,242)	(302,040)	—	(2,611,030)
Inventory valuation	(720,473)	(96,436)	(110,203)	—	(927,112)
Hedge and hedge accounting operations (1)	(122,796)	284,971	—	(675)	161,500
Realization of other reserves	(559,848)	7,170	—	—	(552,678)
Accelerated depreciation and amortization	(2,489,809)	175,995	(355,642)	—	(2,669,456)
Cut-off Adjustment (Revenue Recognition)	2,982	138,914	—	—	141,896
Other temporary differences	333,509	(135,767)	11,150	—	208,892
Deferred taxes, net	(2,834,077)	546,643	(302,257)	(11,591)	(2,601,282)

(1)	The hedge and hedge accounting operations are demonstrated in footnote 26 - Risk management and financial instruments.

(2)	Changes in deferred tax balance sheet accounts that do not directly impact income statement accounts are presented in a specific column in the explanatory notes. The main adjustment refers to the transfer of tax loss carryforwards and negative CSLL bases from the indirect subsidiary Seara Alimentos and its indirect subsidiaries to JBS S.A.. The aforementioned loss was used to settle the tax assessment related to the taxation of profits earned abroad (TBU) for the 2016 calendar year. This assessment was upheld in a final decision by the Administrative Council of Tax Appeals (CARF) through a casting vote, and its full settlement was carried out with discounts through the utilization of tax credits. Additionally, deferred taxes on cash flow hedge operations recorded in other comprehensive income by the subsidiary Seara Alimentos were also recognized, as well as the pension plan in the United States.

21

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	Six-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Profit (loss) before income taxes (PBT)	6,044,512	2,765,274	8,273,502	4,622,343
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(2,055,134)	(940,193)	(2,812,991)	(1,571,597)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	1,896,168	1,393,148	20,503	(6,733)
Investments grants (3)	371,012	298,698	615,500	557,654
International rate differences - Foreign subsidiaries	—	—	270,934	351,844
Net income arising from foreign subsidiaries (4)	(440,197)	(170,877)	(484,734)	(195,034)
Transfer pricing adjustment	—	(24,830)	—	(24,830)
Unrecognized tax benefits	—	48,219	463,678	23,853
Non-taxable interest - Foreign subsidiaries	—	—	36,041	39,104
Dividends Paid Abroad	—	—	—	(54,688)
Donations and social programs (3)	—	(10,429)	—	(10,429)
SELIC interests on tax credits	167,566	12,123	182,371	21,299
Brazilian Tax Incentive Law - Lei do Bem	—	—	7,914	—
Other permanent differences	(24,498)	(9,920)	89,943	77,384
Current and deferred income tax (expense) income	(85,083)	595,939	(1,610,841)	(792,173)

Current income tax	59,386	193,189	(2,252,508)	(1,338,816)
Deferred income tax	(144,469)	402,750	641,667	546,643
	(85,083)	595,939	(1,610,841)	(792,173)
% IT/PBT	-1.41%	21.55%	-19.47%	-17.14%

	Company		Consolidated
	three month period ended June 30,		three month period ended June 30,
	2025	2024	2025	2024
Profit (loss) before income taxes (PBT)	2,807,728	1,614,267	4,216,674	2,801,383
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(954,628)	(548,851)	(1,433,669)	(952,470)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	793,225	851,441	15,067	4,264
Investments grants (3)	185,619	153,744	317,879	294,401
Transfer pricing adjustment	—	(12,415)	—	(12,415)
International rate differences - Foreign subsidiaries	—	—	126,543	176,934
Net income arising from foreign subsidiaries (4)	202,062	(352,725)	173,850	(342,385)
Unrecognized tax benefits	—	5,256	(133,485)	33,863
Dividends Paid Abroad	—	—	—	(54,688)
Non-taxable interest - Foreign subsidiaries	—	—	17,818	8,667
Donations and social programs (3)	—	(33)	—	(33)
SELIC interests on tax credits	10,810	10,517	20,925	17,657
Brazilian Tax Incentive Law - Lei do Bem	—	—	7,914	—
Other permanent differences	(9,045)	(5,995)	81,541	47,868
Current and deferred income tax (expense) income	228,043	100,939	(805,617)	(778,337)

Current income tax	256,711	(208,830)	(938,670)	(1,319,945)
Deferred income tax	(28,668)	309,769	133,053	541,608
	228,043	100,939	(805,617)	(778,337)
% IT/PBT	8.12%	6.25%	-19.11%	-27.78%

22

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Additional information: analysis of the variation in the effective rate:

According to IAS 12/CPC 32, the effective average tax rate is calculated as the ratio between tax expense (income) and accounting profit. However, it is important to note that this rate may be influenced by transactions that affect the tax expense (income) but are not directly related to net income for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax, and social contribution on the realization of the revaluation reserve, which, in our view, should be considered when analyzing the effective tax rate.

(3)	The Company and its subsidiaries receive grants from state governments in the form of presumed credits, in accordance with each state’s regulations. The amounts recognized as income from these tax incentives are excluded from the calculation of income taxes when the requirements under the applicable legislation are met.

(4)	According to Law No. 12,973/14, the income of foreign subsidiaries is subject to taxation at the nominal rate of 34%, and the taxes paid abroad by these subsidiaries may be credited in Brazil. The income earned by foreign subsidiaries is subject to taxation in the countries where they are located, in accordance with applicable rates and regulations (profits taxed by foreign jurisdictions are included in the reconciliation of income tax and social contribution expense). The Company analyzes the income of each subsidiary in accordance with its local income tax legislation to ensure compliance with tax treaties signed by Brazil and to prevent double taxation.

(5)	Refers to the donations made by the Company, as described in Note 25 – Expenses by nature.

Global Minimum Tax:

Starting from the 2024 calendar year, the Pillar II rules have come into effect in various countries, impacting multinational companies operating in those jurisdictions.

Since the Group operates in multiple jurisdictions that have implemented the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company has assessed the potential impact of these regulations. Based on the analyses conducted to date, no significant tax exposure has been identified as a result of the implementation of this tax.

23

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

10	Investments in equity-accounted investees, associates and joint venture

Changes in the Company’s investments:
				Equity
	December 31, 2024	Addition (disposal)	Exchange rate variation	Changes in the equity of investees(1)	Proportionate share of income (loss)	June 30, 2025
JBS Embalagens Metálicas Ltda.	80,946	—	—	—	(161)	80,785
JBS Confinamento Ltda.	339,462	—	—	—	(7,181)	332,281
Conceria Priante Srl	85,890	—	(166)	—	(1,826)	83,898
JBS Leather International B.V.	833,489	508	(99,150)	5,631	(4,647)	735,831
Meat Snacks Partners, LLC (2)	119,721	(23,715)	(20,182)	15,456	29,297	120,577
JBS Asset Management Corporation	118,579	—	(14,133)	—	712	105,158
JBS Investments Luxembourg S.à.r.l. (3)	32,901,953	(8,390,215)	(4,104,756)	5,079,799	5,498,681	30,985,462
JBS Toledo N.V.	264,217	—	(401)	—	4,797	268,613
JBS Chile Limitada	30,156	—	(1,985)	—	4,839	33,010
JBS Finance Luxembourg S.à.r.l.	349	—	(41)	—	(32)	276
JBS Terminais Ltda. (4)	—	(21,175)	—	—	24,327	3,152
JBS Holding (5)	—	936,432	—	945	28,158	965,535
Total	34,774,762	(7,498,165)	(4,240,814)	5,101,831	5,576,964	33,714,578

(1)	Includes transactions reflecting equity movements of subsidiaries, from the functional currency (USD) of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux) to the functional currencies of its investees, such as Australian dollar, Canadian dollar, British pound, euro, Mexican peso, among others.
(2)	The joint venture Meat Snacks Partners LLC distributed profits to the Company.
(3)	Capital reduction through partial settlement of intercompany account.
(4)	Entity acquired on January 1, 2025.
(5)	The Company, via its subsidiary JBS Holding, concluded on January 27, 2025, an agreement to acquire 48.5% of the total share capital and 50% of total voting shares of Mantiqueira Alimentos Ltda., leading company in the organic egg segment (produced without antibiotics, hormones, and sourced from cage-free hens). The total value of transaction was of R$936,431, of which R$560,403 relating to the goodwill recognized. The transaction was approved without requirements by CADE (Conseho Administrativo de Defesa Econômica) on February 26, 2025, and was concluded on April 1, 2025.

				Equity
	December 31, 2023	Addition (disposal)	Exchange rate variation	Changes in the equity of investees(1)	Proportionate share of income (loss)	June 30, 2024
JBS Embalagens Metálicas Ltda.	80,639	—	—	—	407	81,046
JBS Confinamento Ltda.	346,365	—	—	—	(25,364)	321,001
Conceria Priante Srl	93,959	—	10,116	—	(6,973)	97,102
JBS Leather International B.V.	550,351	—	87,325	55,299	1,838	694,813
Meat Snacks Partners, LLC	188,431	(32,548)	21,446	(20,988)	(22,785)	133,556
JBS Asset Management Corporation	94,604	—	13,547	—	(3,199)	104,952
JBS Investments Luxembourg S.à.r.l.	40,061,058	(5,944,729)	5,812,091	(5,280,197)	4,139,561	38,787,784
JBS Toledo N.V.	202,936	—	23,655	—	9,068	235,659
JBS Chile Limitada	21,935	—	1,920	—	4,952	28,807
JBS Finance Luxembourg S.à.r.l.	310	—	45	—	(11)	344
Total	41,640,588	(5,977,277)	5,970,145	(5,245,886)	4,097,494	40,485,064

24

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Changes in the Consolidated’s investments:

Refers to investments in associate and joint venture:

					Equity
	Participation	December 31, 2024	Addition (disposal)	Profit distribution	Changes in the equity of investees	Proportionate share of income	June 30, 2025
Meat Snacks Partners, LLC.	50%	119,721	—	(23,715)	(4,726)	29,297	120,577
JBS Foods Ontario, Inc.	100%	107,573	—	—	(12,940)	2,912	97,545
Birla Societá Agricola Srl	20%	9,944	—	—	(20)	(64)	9,860
Mantiqueira Alimentos (5)	48,5%	—	936,431	—	945	28,158	965,534
Total		237,238	936,431	(23,715)	(16,741)	60,303	1,193,516

				Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	March 31, 2024
Meat Snacks Partners, LLC.	50%	188,431	(32,548)	458	(22,785)	133,556
JBS Foods Ontario, Inc.	100%	77,430	—	12,062	3,026	92,518
Birla Societá Agricola Srl	20%	8,160	—	916	(54)	9,022
Total		274,021	(32,548)	13,436	(19,813)	235,096

11	Property, plant and equipment

Changes in property, plant and equipment:

Company	December 31, 2024	Additions net of transferences (1)	Disposals	Depreciation expense	June 30, 2025
Buildings	3,718,780	878,621	(182)	(61,506)	4,535,713
Land	2,362,195	24,239	(693)	—	2,385,741
Machinery and equipment	3,349,213	262,066	(2,488)	(173,670)	3,435,121
Facilities	2,215,745	307,109	(888)	(72,354)	2,449,612
Computer equipment	77,100	7,510	(178)	(9,108)	75,324
Vehicles (land and air)	817,411	149,053	(20,102)	(62,767)	883,595
Construction in progress	1,119,390	(137,469)	—	—	981,921
Other	73,379	11,024	(119)	(8,289)	75,995
	13,733,213	1,502,153	(24,650)	(387,694)	14,823,022

25

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Company	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	June 30, 2024
Buildings	3,787,295	42,339	(18)	(99,614)	3,730,002
Land	2,278,266	9,099	—	—	2,287,365
Machinery and equipment	3,136,140	336,321	(1,574)	(169,783)	3,301,104
Facilities	1,926,755	328,947	(81)	(69,021)	2,186,600
Computer equipment	75,093	9,300	(115)	(9,046)	75,232
Vehicles (land and air)	707,698	4,193	(13,802)	(46,813)	651,276
Construction in progress	1,528,857	(91,227)	—	—	1,437,630
Other	69,514	9,546	(133)	(8,125)	70,802
	13,509,618	648,518	(15,723)	(402,402)	13,740,011

Consolidated	December 31, 2024	Additions net of transferences (1) (2)	Disposals	Depreciation expense	Exchange rate variation	June 30, 2025
Buildings	24,660,693	1,597,681	(16,569)	(718,123)	(1,558,827)	23,964,855
Land	6,621,997	48,900	(8,399)	—	(268,607)	6,393,891
Machinery and equipment	25,005,721	1,704,262	(19,198)	(1,826,450)	(1,704,843)	23,159,492
Facilities	4,225,300	455,352	(7,032)	(149,218)	(2,866)	4,521,536
Computer equipment	1,158,977	167,058	(8,163)	(174,249)	(94,055)	1,049,568
Vehicles (land and air)	1,706,489	448,169	(50,116)	(140,331)	(86,296)	1,877,915
Construction in progress	7,670,931	206,409	(7,951)	—	(392,589)	7,476,800
Other	1,900,638	345,765	(2,288)	(134,247)	(170,520)	1,939,348
	72,950,746	4,973,596	(119,716)	(3,142,618)	(4,278,603)	70,383,405

Consolidated	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	Exchange rate variation	June 30, 2024
Buildings	20,842,498	981,711	(13,650)	(654,679)	1,710,370	22,866,250
Land	5,856,709	85,555	(3,613)	—	300,576	6,239,227
Machinery and equipment	20,868,860	1,972,264	(49,806)	(1,610,014)	2,029,352	23,210,656
Facilities	3,698,925	525,111	(199)	(134,148)	7,663	4,097,352
Computer equipment	805,067	180,823	(711)	(124,178)	93,521	954,522
Vehicles (land and air)	1,320,041	98,902	(20,128)	(106,565)	73,491	1,365,741
Construction in progress	7,923,847	(805,708)	(13,664)	—	525,681	7,630,156
Other	1,225,173	159,737	(795)	(99,565)	146,915	1,431,465
	62,541,120	3,198,395	(102,566)	(2,729,149)	4,887,569	67,795,369

(1)	The additions for each category are presented along with transfers from the construction in progress during the period.
(2)	Out of the total amount of net additions from transfers, R$1,422 refer to the acquisition of JBS Terminais Ltda.

For the six-month period ended June 30, 2025, the amount of capitalized interest added to the construction in progress, as shown in additions of the Company, was R$4,831 (R$24,280 on June 30, 2024), and R$100,235 (R$87,368 on June 30, 2024) for the Consolidated, respectively. The capitalization rate used on June 30, 2025 was 14.26% p.y., in the Company and 6.90% p.y. in the Consolidated (8.00% p.y., in the Company and 6.17% p.y. in the Consolidated on June 30, 2024).

Every year, the Company tests the recoverability of its assets, using the concept of value in use through discounted cash flow models. The test for recoverability of assets is applied at the end of each fiscal year on December 31, followed by indications of impairment during the course of the year. For the six month period ended June 30, 2025, the Company recognized a fixed asset impairment of the amount US$846 (equivalent to R$4,617), relating to the restructuring of the subsidiary Pilgrim’s Pride Corporation (PPC).

26

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

12	Leases

The Company does not recognize a right-of-use asset and lease liability for short term contracts (less than 12 months) and/or low-value leases. The weighted average discount rate in effect is used to calculate the present value of the lease provision for identified assets, and consequently, for the monthly accrual of financial interest. As of June 30, 2025, the rate for the Parent Company was 7.64% p.y., and for the Consolidated group was 5.72% p.y. (6.48% p.y. for the Parent Company and 5.29% p.y. for the Consolidated as of June 30, 2024), in accordance with the term of each lease agreement and the economic policy of the country in which each subsidiary is domiciled.

12.1  Right-of-use asset

Changes in the right-of-use assets:

Company	December 31, 2024	Additions (1)	Terminated contracts	Amortization	June 30, 2025
Buildings	50,176	5,633	—	(5,964)	49,845
Computer equipment	19,584	—	—	(15,828)	3,756
Machinery and equipment	83,258	30,786	(3,015)	(24,873)	86,156
Operating plants	2,737	782	—	(1,758)	1,761
Land	448	—	—	(204)	244
Vehicles (land)	38,092	1,459	—	(6,584)	32,967
Concession Agreement JBS Terminals	—	22,041	—	(11,022)	11,019
	194,295	60,701	(3,015)	(66,233)	185,748

Company	December 31, 2023	Additions (1)	Terminated contracts	Amortization	June 30, 2024
Buildings	22,633	7,849	(2,732)	(9,886)	17,864
Computer equipment	51,240	—	—	(15,828)	35,412
Machinery and equipment	37,956	22,619	(1,378)	(12,637)	46,560
Operating plants	11,999	—	(1,171)	(2,580)	8,248
Land	505	92	—	(190)	407
Vehicles (land)	11,468	14,643	—	(3,516)	22,595
	135,801	45,203	(5,281)	(44,637)	131,086

Consolidated	December 31, 2024	Additions (1) (2)	Terminated contracts	Amortization	Exchange rate variation	June 30, 2025
Growing facilities	3,915,188	430,043	(55,670)	(421,114)	(220,873)	3,647,574
Buildings	3,956,761	97,392	(69,115)	(270,162)	(263,904)	3,450,972
Computer equipment	33,258	(377)	—	(19,236)	—	13,645
Machinery and equipment	660,080	97,780	(24,325)	(150,888)	(25,641)	557,006
Operating plants	53,394	4,365	—	(9,084)	(45)	48,630
Land	99,071	2,656	(459)	(7,482)	(9,434)	84,352
Vehicles (land, air and sea)	1,170,565	140,584	(36,441)	(201,462)	(106,307)	966,939
Concession Agreement JBS Terminals (2)	—	22,044	—	(11,025)	—	11,019
	9,888,317	794,487	(186,010)	(1,090,453)	(626,204)	8,780,137

Consolidated	December 31, 2023	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	June 30, 2024
Growing facilities	3,899,030	273,261	(124,785)	(408,086)	264,874	3,904,294
Buildings	2,576,093	489,750	(70,871)	(229,858)	265,774	3,030,888
Computer equipment	75,203	—	(569)	(22,338)	3	52,299
Machinery and equipment	436,204	151,134	(14,820)	(115,723)	35,811	492,606
Operating plants	95,348	2,546	(17,905)	(12,907)	1,292	68,374
Land	92,882	3,094	—	(6,610)	9,089	98,455
Vehicles (land, air and sea)	1,083,095	118,656	(4,261)	(183,190)	148,049	1,162,349
	8,257,855	1,038,441	(233,211)	(978,712)	724,892	8,809,265

(1)	The balance of additions is being reduced and presented as net of the reduction with a tax impact of PIS/COFINS amounting to R$(14,135) for the Consolidated (R$(14,019) as of June 30, 2024).

(2)	Out of the total amount of additions, R$6,488 refers to the acquisition of JBS Terminais Ltda.

27

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

12.2 Lease liabilities

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Undiscounted lease payments	245,140	254,515	12,012,992	13,221,353
Present value adjustment	(29,620)	(30,046)	(2,349,728)	(2,483,726)
	215,520	224,469	9,663,264	10,737,627
BREAKDOWN:
Current liabilities	75,324	79,643	1,918,986	2,078,637
Non-current liabilities	140,196	144,826	7,744,278	8,658,990
	215,520	224,469	9,663,264	10,737,627

Changes in the lease liabilities:

Company	December 31, 2024	Additions	Interest accrual	Payments	Terminated contracts	June 30, 2025
Lease liabilities	224,469	38,658	7,612	(51,166)	(4,053)	215,520

Company	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	June 30, 2024
Lease liabilities	151,030	45,202	4,526	(39,337)	(9,164)	152,257

Consolidated	December 31, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	June 30, 2025
Lease liabilities	10,737,627	884,193	293,685	(1,377,706)	(236,075)	(638,460)	9,663,264

Consolidated	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	June 30, 2024
Lease liabilities	8,913,933	1,052,010	255,362	(1,200,274)	(265,888)	779,677	9,534,820

The amounts recognized in the results for the six-month period ended June 30 as lease expenses are presented below:

	Company		Consolidated
	2025	2024	2025	2024
Variable lease payments	5,455	5,257	1,627,008	1,620,028
Short term lease liability	14,459	14,022	448,372	406,571
Non-material lease liability	4,142	1,692	5,587	3,194
	24,056	20,971	2,080,967	2,029,793

The non-current portion of the lease liabilities schedule is as follows:

	June 30, 2025
	Company	Consolidated
2026	31,303	1,400,148
2027	58,228	1,252,257
2028	43,095	1,020,589
2029	16,338	881,918
2030	2,231	749,539
Maturities thereafter 2030	5,056	4,267,478
Total Future Minimum Lease Payments	156,251	9,571,929
Present Value of Lease Liabilities	(16,055)	(1,827,651)
Leases payable - non-current	140,196	7,744,278

28

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

13	Intangible assets

Changes in intangible assets:

Company	December 31, 2024	Additions	Amortization expenses	June 30, 2025
Amortizing:
Trademarks	132,302	—	(17,749)	114,553
Softwares	91,485	11,671	(8,561)	94,595
Others	2,236	—	—	2,236
	226,023	11,671	(26,310)	211,384

Company	December 31, 2023	Additions	Amortization expenses	June 30, 2024
Amortizing:
Trademarks	171,628	—	(19,663)	151,965
Softwares	30,448	71,605	(5,566)	96,487
Others	2,236	—	—	2,236
	204,312	71,605	(25,229)	250,688

Consolidated	December 31, 2024	Additions (1)	Disposals	Amortization expenses	Exchange rate variation	June 30, 2025
Amortizing:
Trademarks	1,817,558	2,186	—	(78,937)	(48,284)	1,692,523
Softwares	189,551	23,507	(5,754)	(20,311)	(1,190)	185,803
Customer relationships	2,527,379	4,005	—	(193,044)	(191,884)	2,146,456
Supplier contract	127,242	—	—	(10,413)	(5,126)	111,703
Others	86,536	13,228	(23,075)	(19,174)	(202)	57,313
Non-amortizing:
Trademarks	6,347,698	853	—	—	(307,910)	6,040,641
Water rights	69,985	—	—	—	(7,408)	62,577
	11,165,949	43,779	(28,829)	(321,879)	(562,004)	10,297,016

Consolidated	December 31, 2023	Additions	Disposals	Amortization expenses	Exchange rate variation	June 30, 2024
Amortizing:
Trademarks	1,651,771	2,763	—	(75,211)	175,193	1,754,516
Softwares	120,746	83,224	(3)	(14,994)	1,322	190,295
Customer relationships	2,353,676	—	—	(183,943)	312,923	2,482,656
Supplier contract	135,931	—	—	(9,646)	6,435	132,720
Others	5,049	148	—	(638)	359	4,918
Non-amortizing:
Trademarks	5,290,539	2,245	—	—	596,791	5,889,575
Water rights	55,147	—	—	—	7,796	62,943
	9,612,859	88,380	(3)	(284,432)	1,100,819	10,517,623

(1)	The amount of R$11,726 in additions refers to the acquisition of JBS Terminais Ltda.

Impairment test:

Annualy, on December 31, the Company tests the recoverability of its assets using the concept of value in use through the cash flow models, and for the six-month period ended June 30, 2025, there were no indications of impairment.

29

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

14	Goodwill

In the Company, goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because the investor considers it a part of its investment in the subsidiary’s acquisition; and as goodwill in the Consolidated because it refers to the expectation of future earnings from the acquired subsidiary, whose assets and liabilities are consolidated with the Company’s. Therefore, in the Company there is only goodwill that has already been incorporation in the amount of R$9,085,970, and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

	Consolidated
Changes in goodwill:	June 30, 2025	December 31, 2024
Initial balance	33,544,518	29,556,234
Acquired in business combination	—	16,655
Business combination adjustments (1)	(6,349)	—
Exchange rate variation	(1,558,310)	3,971,629
Closing balance	31,979,859	33,544,518

(1)	Refers to the business combination adjustment related to the acquisition of JBS Terminais Ltda.

	Consolidated
CGU	June 30, 2025	December 31, 2024
Brazil Beef	9,069,926	9,069,926
Seara	3,724,967	3,733,147
USA Pork	3,790,142	4,300,762
Australia Smallgoods	1,626,407	1,755,152
Australia Meat	1,471,212	1,587,675
PPC - Fresh Poultry	2,390,876	2,485,564
PPC - Brands & Snacking	1,577,599	1,625,051
PPC - Fresh Pork/Lamb	1,206,243	1,254,015
PPC - Food Service	1,031,201	1,072,042
PPC - Meals	350,006	360,256
Others CGUs without significant goodwill (1)	5,741,280	6,300,928
Total	31,979,859	33,544,518

The Company tests annually the recoverability of the goodwill of each one of its goodwill-containing CGUs (Cash Generating Units). For the six-month period ended June 30, 2025, there were no indications of impairment and the Company did not recognize any expenses..

(1)	These correspond to 13 Cash Generating Units (CGUs) which, due to their individual values being immaterial, have been grouped in the ‘Other’ category.

30

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

15	Trade accounts payable

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Domestic
Commodities	2,643,459	3,856,320	8,373,002	12,145,523
Materials and services	1,208,999	1,140,081	17,370,350	19,435,984
Finished products	534,858	565,631	481,233	505,340
Present value adjustment	(12,391)	(10,741)	(47,615)	(59,973)
	4,374,925	5,551,291	26,176,970	32,026,874

Foreign
Commodities	—	—	45,578	126,058
Materials and services	459,832	442,265	1,148,892	1,681,090
Finished products	3,933	1,543	13,373	10,076
	463,765	443,808	1,207,843	1,817,224
Total trade accounts payable	4,838,690	5,995,099	27,384,813	33,844,098

Supply chain finance (1)
Domestic	2,393,856	1,994,034	5,609,965	4,451,543
Foreign	—	—	23,739	60,847
Total supply chain finance	2,393,856	1,994,034	5,633,704	4,512,390
Total	7,232,546	7,989,133	33,018,517	38,356,488

(1)	The Company and its indirect subsidiaries, Seara Alimentos and JBS USA, engage in supply chain financing transactions with top-tier financial institutions for domestic suppliers. It is important to emphasize that, apart from a non-significant extension of payment terms, there were no operational or commercial changes to the process. The supply chain financing transaction does not impact the prices charged by suppliers, maintaining the same pricing structure as before the transaction. Additionally, this operation does not impose any financial burden on the Company and its subsidiaries, as all financial costs are borne by the suppliers.

Commitment to Purchase for Future Delivery

The Company has cattle purchase commitments for future delivery established with certain suppliers, ensuring the acquisition of cattle at a fixed or to-be-determined price, without any cash impact on the Company until the cattle are delivered and the transaction matures. Based on these future delivery contracts, suppliers can advance the transaction with banks under the supply chain financing arrangement. As of June 30, 2025, the amount related to this transaction was R$600,877 (R$365,328 as of December 31, 2024), and this transaction has been recorded as Supply Chain Financing - Payables since its inception.

31

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

16	Loans and financing

	Company
					Current		Non-current
Type	Average annual interest rate	Currency	Index on variable rate loans	Payment terms	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
FINIMP	5.46%	EUR	Euribor	2025	—	3,803	—	—
Working capital - American Dollar	7.94%	USD	SOFR	2030	2,084	2,327	10,245	13,768
CRA	5.36%	USD	—	2029	3,876	4,452	359,058	403,669
Foreign currency					5,960	10,582	369,303	417,437

Credit note - export	18.22%	BRL	CDI	2028	1,610	1,612	2,852	3,639
CRA	6.99%	BRL	CDI and IPCA	2028 - 44	58,811	53,312	6,377,819	6,084,083
CDC	16.04%	BRL	—	2028	23,448	48,141	206	4,154
FINAME	6.00%	BRL	—	2025	—	30	—	—
Local currency					83,869	103,095	6,380,877	6,091,876

					89,829	113,677	6,750,180	6,509,313

	Consolidated
					Current		Non-current
Type	Average annual interest rate	Currency	Index	Payment terms	30.06.25	31.12.24	30.06.25	31.12.24
ACC - Advances on exchange contracts	5.94%	USD	—	2025	—	6,285,246	—	—
Prepayment	5.69%	USD	SOFR	2025 - 27	—	621,064	—	—
FINIMP - Import Financing	5.46%	USD e EUR	Euribor	2025	—	3,803	—	—
Working capital - Dollar	6.17%	USD	SOFR	2030	5,616	38,628	10,245	13,768
CRA - Agribusiness credit receivable certificates	5.36%	USD	—	2029	7,108	4,452	551,176	403,669
Export credit note	6.39%	USD	SOFR	2025	575,917	633,889	—	—
Others	6.91%	Several	Several	-	5,070	22,199	9,817	10,471
Foreign currency					593,711	7,609,281	571,238	427,908

FINAME	6.00%	BRL	—	2025	—	30	—	—
Notes 2,50% JBS Lux 2027	2.50%	USD	—	2027	62,527	70,951	5,415,452	6,132,352
Notes 5,13% JBS Lux 2028	5.13%	USD	—	2028	104,149	118,180	4,861,523	5,506,738
Notes 6,50% JBS Lux 2029	6.50%	USD	—	2029	—	5,784	—	432,483
Notes 3,00% JBS Lux 2029	3.00%	USD	—	2029	40,377	45,817	3,220,802	3,646,397
Notes 5,50% JBS Lux 2030	5.50%	USD	—	2030	54,647	193,893	2,167,937	7,686,458
Notes 3,75% JBS Lux 2031	3.75%	USD	—	2031	8,126	9,220	2,670,023	3,027,942
Notes 3,00% JBS Lux 2032	3.00%	USD	—	2032	20,464	23,221	5,368,886	6,084,987
Notes 3,63% JBS Fin 2032	3.63%	USD	—	2032	87,837	99,671	5,219,433	5,917,027
Notes 5,75% JBS Lux 2033	5.75%	USD	—	2033	128,902	146,268	8,886,239	10,070,326
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	160,368	186,190	8,113,955	9,200,252
Notes 5,95% JBS USA 2035	5.95%	USD	—	2035	143,413	—	5,384,144	—
Notes 4,38% JBS Lux 2052	4.38%	USD	—	2052	88,340	100,241	4,845,452	5,496,848
Notes 6,50% JBS Lux 2052	6.50%	USD	—	2052	44,235	50,195	8,330,236	9,450,062
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	43,520	49,774	4,821,370	5,469,144
Notes 6,38% JBS USA 2055	6.38%	USD	—	2055	115,238	—	3,986,123	—
Notes 4,25% PPC 2031	4.25%	USD	—	2031	39,684	46,919	4,426,287	5,227,558
Notes 3,50% PPC 2032	3.50%	USD	—	2032	56,798	64,480	4,869,867	5,525,098
Notes 6,25% PPC 2033	6.25%	USD	—	2033	156,450	187,534	4,966,654	5,981,767
Notes 6,88% PPC 2034	6.88%	USD	—	2034	23,449	26,014	2,656,713	3,009,940
Working capital - Euros	2.58%	EUR	Euribor	2025 - 28	194,585	134,921	48,357	53,776
Export credit note	16.67%	BRL	CDI	2025 - 30	5,297	5,311	3,063	5,243
CDC - Direct consumer credit	15.90%	BRL	—	2028	24,376	57,876	784	5,049
Livestock financing - Pre	10.83%	BRL	—	2025	924,824	2,114,627	—	—
CRA - Agribusiness receivables Certificate	7.06%	BRL	IPCA	2029-55	94,140	70,688	9,241,544	7,544,080
Commercial paper	5.00%	—	—	2025	2,209,291	1,251,736	—	—
Others	4.86%	Several	Several	—	208,623	237,327	659,219	869,737
Local currency					5,039,660	5,296,868	100,164,063	106,343,264

					5,633,371	12,906,149	100,735,301	106,771,172

32

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, Euribor, SOFR, IPCA, TJLP, among others.

On June 30, 2025, the availability under Brazil revolving credit facilities was US$500 million (equivalent R$2.7 billion) and on December 31, 2024 US$500 million (equivalent R$3.1 billion). In the United States, the availability at revolving credit facilities on June 30, 2025, was US$2.9 billion (equivalent R$15.9 billion) and on December 31, 2024 US$2.9 billion (equivalent R$18 billion).

The non-current portion of the principal payment schedule of loans and financing is as follows:

	June 30, 2025
Maturity	Company	Consolidated
2026	1,925	81,489
2027	77,070	5,543,572
2028	338,665	5,419,624
2029	124,150	3,499,710
2030	747,757	2,958,849
Maturities after 2030	5,460,613	83,232,057
	6,750,180	100,735,301

16.1 Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions on June 30, 2025 and until the date that these interim financial statements were approved.

17	Other taxes payable

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Taxes payable in installments	213,534	239,996	239,478	275,097
PIS / COFINS tax payable	—	—	99,319	95,224
ICMS / VAT / GST tax payable	56,751	62,856	231,585	234,490
Withholding income taxes	36,051	49,226	1,889,266	2,147,398
IPTU and others	13,472	12,772	430,353	470,198
Subtotal	319,808	364,850	2,890,001	3,222,407
Income taxes payable	—	—	693,734	1,442,971
Total	319,808	364,850	3,583,735	4,665,378

Breakdown:
Current liabilities	171,269	187,836	1,360,126	2,147,248
Non-current liabilities	148,539	177,014	2,223,609	2,518,130
	319,808	364,850	3,583,735	4,665,378

18	Payroll and social charges

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Social charges in installments	1,494,868	2,204,454	1,498,020	2,207,832
Bonus and vacation along with related social charges	556,040	393,421	4,390,722	4,982,019
Salaries and related social charges	425,786	676,675	2,961,187	3,480,009
Others	21,701	24,070	78,114	404,877
	2,498,395	3,298,620	8,928,043	11,074,737
Breakdown:
Current liabilities	1,358,101	1,484,449	7,469,861	8,890,600
Non-current liabilities	1,140,294	1,814,171	1,458,182	2,184,137
	2,498,395	3,298,620	8,928,043	11,074,737

33

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

19	Provisions for legal proceedings

The Company is involved in legal and administrative proceedings of labor, civil, tax, and social security nature arising from the ordinary course of its business. These are recorded based on the initial assessments determined by Management, as shown below:

	Company		Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Breakdown:
Current liabilities	—	—	865,665	1,738,822
Non-current liabilities	434,557	476,817	1,149,759	1,341,615
	434,557	476,817	2,015,424	3,080,437

	Company				Consolidated
	June 30, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	253,021	100,796	80,740	434,557	257,414	140,051	79,352	476,817
Total	253,021	100,796	80,740	434,557	257,414	140,051	79,352	476,817

	Consolidated				Consolidated
	June 30, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	541,733	334,083	269,351	1,145,167	539,192	370,274	424,269	1,333,735
USA	—	865,665	—	865,665	—	1,738,816	—	1,738,816
Others jurisdictions	301	131	4,160	4,592	325	277	7,284	7,886
Total	542,034	1,199,879	273,511	2,015,424	539,517	2,109,367	431,553	3,080,437

34

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

19.1 Labor - Movement of provisions:

	Company
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	June 30, 2025

Brazil	257,414	45,469	(61,873)	12,011	253,021
Total	257,414	45,469	(61,873)	12,011	253,021

	Company
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	June 30, 2024

Brazil	252,703	86,837	(80,322)	2,843	262,061
Total	252,703	86,837	(80,322)	2,843	262,061

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2025

Brazil	539,192	144,597	(170,008)	27,952	—	541,733
Other jurisdictions	325	(9)	—	—	(15)	301
Total	539,517	144,588	(170,008)	27,952	(15)	542,034

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2024

Brazil	522,569	173,972	(177,406)	12,709	—	531,844
Other jurisdictions	312	309	—	17	25	663
Total	522,881	174,281	(177,406)	12,726	25	532,507

35

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

19.2 Civil - Movement of provisions:

	Company
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	June 30, 2025

Brazil	140,051	15,155	(59,274)	4,864	100,796
Total	140,051	15,155	(59,274)	4,864	100,796

	Company
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	June 30, 2024

Brazil	128,135	38,531	(29,736)	8,034	144,964
Total	128,135	38,531	(29,736)	8,034	144,964

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2025

Brazil	370,274	29,624	(85,712)	19,897	—	334,083
USA	1,738,816	802,725	(1,504,998)	—	(170,878)	865,665
Others jurisdictions	277	(9)	(138)	(2)	3	131
Total	2,109,367	832,340	(1,590,848)	19,895	(170,875)	1,199,879

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2024

Brazil	355,844	57,576	(55,828)	21,075	—	378,667
USA	955,861	417,564	(57,833)	—	166,350	1,481,942
Others jurisdictions	232	—	(22)	3	20	233
Total	1,311,937	475,140	(113,683)	21,078	166,370	1,860,842

In the consolidated - JBS USA:

Civil Proceedings: Refer to class action lawsuits alleging violations of federal and state antitrust laws, as well as laws regarding unfair competition, unjust enrichment, unusual business practices, and consumer protection in the sale of beef, pork, and poultry products. In the six-month period ended June 30, 2025, a provision was recognized, a payment was made, and a remaining amount continues to be provisioned.

The Company, together with its legal department and hired external offices, continues to monitor the developments of the antitrust proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

36

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

19.3 Tax and Social Security - Movement of provisions:

	Company
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	June 30, 2025

Brazil	79,352	(14,928)	(8,154)	24,470	80,740
Total	79,352	(14,928)	(8,154)	24,470	80,740

	Company
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	June 30, 2024

Brazil	178,472	(54,620)	(646)	20,518	143,724
Total	178,472	(54,620)	(646)	20,518	143,724

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2025

Brazil	424,269	(114,693)	(12,019)	(28,206)	—	269,351
Other jurisdictions	7,284	(127)	(2,969)	—	(28)	4,160
Total	431,553	(114,820)	(14,988)	(28,206)	(28)	273,511

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	June 30, 2024

Brazil	643,924	(70,087)	(8,659)	34,260	—	599,438
Other jurisdictions	6,748	21,626	—	(24,317)	(727)	3,330
Total	650,672	(48,461)	(8,659)	9,943	(727)	602,768

Possible Processes

a.	Brazil

a.	Profits Abroad

Between the calendar years 2006 and 2018, the Company was assessed for charges related to the taxation of profits earned abroad that allegedly should have been included in the IRPJ and CSLL tax base, also encompassing disallowances of tax payment slips paid by foreign subsidiaries, under the argument that they could not have been used to offset IRPJ and CSLL due in Brazil. These assessments also include the imposition of default penalties, isolated fines, and interest. The Company clarifies that a significant portion of the IRPJ and CSLL charges on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation. Additionally, a relevant portion of the charges involves disputes regarding formal requirements imposed by tax authorities for the consolidation of foreign subsidiary results, whether direct or indirect. The Company disagrees with the criteria applied by the tax authorities and has filed a defense. For nearly all of the assessed amounts, the Company is defending itself in the administrative sphere and is awaiting judgment. In accordance with the technical interpretation CPC/IFRIC 23, Management assessed relevant tax decisions to identify potential discrepancies with the tax positions adopted by the Company. Based on this analysis and considering legal opinions and applicable case law, a provision of R$4.08 billion was recognized regarding differences in the tax treatment of profits from subsidiaries in countries with international treaties, recorded as a reduction in the taxes recoverable account, reflecting the potential future realization of these amounts.

In the Consolidated - possible loss contingent liabilities

During the six months ended March 31, 2025, the Company did not identify significant changes in the amount of claims with a possible likelihood of loss.

37

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

20	Equity

a. Share capital: The share capital on June 30, 2025 was R$23,576,206 (R$23,576,206 on December 31, 2024), represented by 2,218,116,370 common shares, having no nominal value.

b. Dividends: On March 14, 2025, PPC announced that its Board of Directors approved the distribution of a special cash dividend of US$6.30 per share (equivalent to R$34,38). The payment, totaling US$1.5 billion (equivalent to R$8.2 billion), was made on April 17, 2025, to shareholders. Of this total, US$264.1 million (equivalent to R$1.44 billion) was allocated to non-controlling shareholders.

On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal to distribute dividends from the profit reserve balance for the 2024 fiscal year, totaling R$ 4.4 billion, equivalent to R$ 2.00 per common share. The proposal was approved at the Annual General Meeting of Shareholders held on April 29, 2025, with the dividend payment scheduled for May 14, 2025

On May 23, 2025, The Extraordinary General Assembly of JBS S.A. approved the distribution of dividends derived from profit reserves for the fiscal year ending December 31, 2024, amounting to R$2.22 billion, corresponding to R$1.00 per ordinary share. The payment of the dividends was made on June 17, 2025.

On July 30, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$2.10 per share (equivalent to R$11,46). The payment, totaling approximately US$500.0 million (equivalent to R$2,7 billion), is scheduled to be made on September 3, 2025, to shareholders of record as of August 20, 2025.

21	Net revenue

	Company				Consolidated
	Six-month period ended June 30,		Three month period ended June 30,		Six-month period ended June 30,		Three month period ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
GROSS REVENUE
Sales of products and services
Domestic sales	19,608,040	16,388,071	9,821,869	8,399,973	181,476,263	148,254,818	92,328,349	78,312,657
Export sales	18,328,318	12,690,638	10,091,132	6,806,873	58,954,480	48,083,082	30,213,208	25,664,796
	37,936,358	29,078,709	19,913,001	15,206,846	240,430,743	196,337,900	122,541,557	103,977,453
SALES DEDUCTION
Returns and discounts	(1,162,810)	(919,801)	(563,742)	(478,136)	(5,074,512)	(4,462,212)	(2,440,795)	(2,320,758)
Sales taxes	(551,656)	(547,973)	(277,754)	(275,320)	(2,255,215)	(2,122,287)	(1,127,231)	(1,050,435)
	(1,714,466)	(1,467,774)	(841,496)	(753,456)	(7,329,727)	(6,584,499)	(3,568,026)	(3,371,193)
NET REVENUE	36,221,892	27,610,935	19,071,505	14,453,390	233,101,016	189,753,401	118,973,531	100,606,260

38

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

21.1 Customer contract balances for advance payments

Revenue from advances to customers refers to contracts with customers in which payments are received prior to satisfying the performance obligation under the contract. In addition, a contractual liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The contractual liability is recognized when the consideration is received and settled. The Company recognizes revenue when it fulfills the performance obligation. Contractual liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Trade accounts receivable	4	4,391,998	5,525,252	19,937,381	23,131,584
Contract liabilities		(1,410,884)	(704,101)	(1,659,618)	(940,903)
Total customer contract revenue		2,981,114	4,821,151	18,277,763	22,190,681

22	Net finance income (expense)

	Company				Consolidated
	Six month period ended June 30,		Three month period ended June 30,		Six month period ended June 30,		Three month period ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Exchange rate variation	(190,558)	489,104	102,275	392,772	331,191	779,652	28,183	393,879
Fair value adjustments on derivatives	77,955	(1,399,603)	(42,562)	(1,159,442)	57,965	(2,111,431)	(60,254)	(1,734,538)
Interest expense (1)	(1,115,897)	(1,293,349)	(523,127)	(636,517)	(4,567,251)	(4,332,387)	(2,143,209)	(2,253,542)
Interest income (2)	624,640	247,663	79,158	125,473	1,321,348	1,075,549	365,203	628,113
Bank fees and others	(205,278)	(183,583)	(63,532)	(71,465)	(356,996)	(266,936)	(284,126)	(162,141)
	(809,138)	(2,139,768)	(447,788)	(1,349,179)	(3,213,743)	(4,855,553)	(2,094,203)	(3,128,229)

Financial income	847,432	736,767	181,433	518,245	1,770,756	1,855,201	393,385	1,021,992
Financial expense	(1,656,570)	(2,876,535)	(629,221)	(1,867,424)	(4,984,499)	(6,710,754)	(2,487,588)	(4,150,221)
	(809,138)	(2,139,768)	(447,788)	(1,349,179)	(3,213,743)	(4,855,553)	(2,094,203)	(3,128,229)

(1)	For the six-month period ended June 30, 2025 and 2024, the amounts of R$463,840 and R$651,925, respectively, in the Company and R$3,483,345 and R$3,009,347, in the Consolidated refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the six-month period ended June 30, 2025 and 2024, the amounts of R$62,689 and R$64,127, respectively, in the Company and R$556,928 and R$278.277, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

23	Earnings (loss) per share

Basic and diluted: There were no changes in the basic earnings (loss) per share calculation assumptions since the disclosed financial statements from December 31, 2024.

	Six month period ended June 30,		Three month period ended June 30,
	2025	2024	2025	2024
Net income attributable to shareholders	5,959,429	3,361,213	3,035,771	1,715,206
Weighted average - common shares outstanding (basic)	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370

Basic and diluted earnings per share - (R$)	2.69	1.52	1.37	0.77

39

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

24	Operating segments and information by geographic area

The Company’s Management has defined the reportable operating segments based on the reports used for strategic decision-making, analyzed by the chief operating decision maker (CODM) - the Company’s president (CEO). The Company has seven reportable segments: Brazil, Seara, North American Beef, US Pork, PPC Chicken, Australia and Others. The segment’s operating profit or loss is assessed by the CODM, based on adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization).

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of equity in the income statement, exclusion of financial result, exclusion of depreciation and amortization expenses, exclusion of expenses with DOJ and antitrust agreements described in note 19, exclusion of donations and expenses with social programs, exclusion of expenses with restructuring projects, exclusion of asset impairment, and exclusion of some other revenues (expenses).

There were no changes in the structure of operating segments and geographic reporting since the disclosed financial statements from December 31, 2024.

The information by consolidated operational segments is as follows:

Segments presented for the six-months ended June 30:

2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(1)	Total
Net revenue	38,816,414	24,842,181	76,090,476	23,366,066	53,003,820	20,655,324	1,856,908	238,631,189	(5,530,173)	233,101,016
Adjusted EBITDA(2)	2,061,229	4,707,972	(1,907,335)	2,882,318	8,492,046	2,581,399	52,775	18,870,404	—	18,870,404

2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(1)	Total
Net revenue	29,781,108	21,912,357	58,905,694	20,740,572	45,353,213	15,780,697	1,315,720	193,789,361	(4,035,960)	189,753,401
Adjusted EBITDA (2)	1,823,986	3,211,443	102,675	2,805,177	6,563,339	1,791,809	19,264	16,317,693	(6,729)	16,310,964

Segments presented for the three-months ended June 30:

2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(1)	Total
Net revenue	20,288,683	12,273,249	38,557,818	11,666,861	26,939,645	11,177,904	1,165,093	122,069,253	(3,095,722)	118,973,531
Adjusted EBITDA (2)	1,295,106	2,219,907	(1,320,096)	1,436,902	4,633,341	1,644,165	31,907	9,941,232	—	9,941,232

2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(1)	Total
Net revenue	15,546,779	11,594,831	31,262,660	11,278,655	23,767,606	8,616,895	501,175	102,568,601	(1,962,341)	100,606,260
Adjusted EBITDA (2)	1,180,667	2,019,469	151,273	1,253,430	4,083,648	1,177,799	19,194	9,885,480	(3,365)	9,882,115

(1)	Includes the intercompany transactions between the segments.

(2)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

40

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

	Operating profit (loss)
	six month period ended June 30,		Three month period ended June 30,
	2025	2024	2025	2024
Profit (loss) before taxes	8,273,502	4,622,343	4,216,674	2,801,383
Share of profit of equity-accounted investees, net of tax	(60,303)	19,813	(44,315)	(12,540)
Net finance expense	3,213,743	4,855,553	2,094,203	3,128,229
Operating Income	11,426,942	9,497,709	6,266,562	5,917,072
Depreciation and amortization	6,333,116	5,546,846	3,202,413	2,849,924
Antitrust agreements (1)	771,415	417,567	306,475	394,330
Donations and social programs (2)	6,506	73,480	3,428	24,965
Impairment of assets (3)	73,351	—	40,257	—
Restructuring (4)	125,078	268,151	25,703	194,071
Rio Grande do Sul claim	—	32,453	—	32,453
Fiscal payments and installments (5)	13,472	426,579	13,472	426,579
Avian influenza (6)	31,799	—	31,799	—
Other operating income (expense), net	88,725	48,179	51,123	42,721
Total EBITDA - without elimination	18,870,404	16,310,964	9,941,232	9,882,115
Elimination	—	6,729	—	3,365
Total Adjusted EBITDA for operating segments	18,870,404	16,317,693	9,941,232	9,885,480

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries.
(2)	Refers to the donations made by the Company to the Amazon Fund.

(3)	Refers to the impairment of fixed assets and the impairment of recoverable tax credits.

(3)	Refers to multiple restructuring initiatives (including related impairments), primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.

(5)	Refers to various adjustments, primarily abroad, such as acquisition expenses, insurance indemnities, among others.

(6) Refers to the impacts related to avian influenza incurred by the indirect subsidiary Seara Alimentos Ltda.

For additional information, the net revenue and total assets are present below segregated by geographic area.

Segments presented for the six-months ended June 30:

2025
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	138,574,763	64,614,670	18,154,155	17,968,662	1,073,426	240,385,676	(7,284,660)	233,101,016
Total assets	94,561,944	83,318,690	21,730,893	30,204,767	1,636,436	231,452,730	(3,330,563)	228,122,167

2024
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	111,898,525	52,355,032	14,372,928	15,166,247	898,117	194,690,849	(4,937,448)	189,753,401
Total assets	97,562,091	87,480,859	21,966,483	29,411,467	1,536,815	237,957,715	(18,393,865)	219,563,850

41

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Segments presented for the three-months ended June 30:

2025
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	70,218,425	33,043,069	9,759,661	9,425,333	545,889	122,992,377	(4,018,846)	118,973,531

2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination(1)	Total
Net revenue	59,553,077	27,477,784	7,851,373	7,919,842	496,879	103,298,955	(2,692,695)	100,606,260

(1)	Includes the intercompany transactions between the segments.

(2)	Including the holdings located in Europe that are part of the North American operation.

25	Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company				Consolidated
	Six-month period ended June 30,		Three month period ended June 30,		Six-month period ended June 30,		Three month period ended June 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Cost of sales
Cost of inventories, raw materials and production inputs	(28,618,066)	(20,846,188)	(15,014,706)	(10,698,999)	(171,620,202)	(136,855,078)	(87,777,811)	(71,790,769)
Salaries and benefits	(1,833,601)	(1,619,094)	(948,136)	(836,141)	(24,478,871)	(20,787,900)	(12,305,987)	(10,767,620)
Depreciation and amortization	(380,363)	(353,962)	(191,824)	(193,117)	(5,612,945)	(4,917,586)	(2,840,559)	(2,535,682)
	(30,832,030)	(22,819,244)	(16,154,666)	(11,728,257)	(201,712,018)	(162,560,564)	(102,924,357)	(85,094,071)

Selling
Freights and selling expenses	(2,027,212)	(1,918,616)	(1,029,277)	(997,856)	(10,701,314)	(9,371,895)	(5,262,229)	(4,827,586)
Salaries and benefits	(287,125)	(253,536)	(144,643)	(130,444)	(1,583,424)	(819,973)	(808,124)	(425,735)
Depreciation and amortization	(14,176)	(14,547)	(7,312)	(6,883)	(213,765)	(140,978)	(105,816)	(73,124)
Advertising and marketing	(164,375)	(91,826)	(102,898)	(55,818)	(1,020,002)	(774,807)	(565,211)	(395,229)
Commissions	(111,087)	(67,292)	(65,738)	(38,844)	(226,604)	(167,457)	(124,211)	(91,895)
Net impairment losses	(32,578)	(24,075)	20,621	(6,596)	(35,259)	(21,505)	26,454	(9,413)
	(2,636,553)	(2,369,892)	(1,329,247)	(1,236,441)	(13,780,368)	(11,296,615)	(6,839,137)	(5,822,982)

General and administrative
Salaries and benefits	(751,003)	(575,993)	(331,763)	(305,490)	(3,095,522)	(3,119,409)	(1,442,264)	(1,594,159)
Fees, services held and general expenses	(589,627)	(851,797)	(265,494)	(649,950)	(1,788,124)	(2,152,350)	(926,582)	(1,376,585)
Depreciation and amortization	(85,698)	(103,759)	(45,623)	(42,925)	(506,406)	(488,282)	(256,038)	(241,118)
DOJ and Antitrust agreements	—	—	—	—	(771,415)	(417,567)	(306,475)	(394,330)
Donations and social programs (1)	(44,852)	(73,480)	(22,788)	(24,965)	(44,852)	(73,480)	(22,788)	(24,965)
	(1,471,180)	(1,605,029)	(665,668)	(1,023,330)	(6,206,319)	(6,251,088)	(2,954,147)	(3,631,157)

(1)	Refers to donations made to Instituto J&F for the renovation of school facilities and to the JBS Fund for the Amazon.

The Company incurred expenses with internal research and development, in the amount of R$6,262 (R$3,887 on June 30, 2024), for the Parent Company and R$16,047 (R$14,917 on December 31, 2024), for the Consolidated.

42

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

25.1 Other income and expenses

Other Income: As of June 30, 2025, the Company has recorded other income totaling R$277,795 (R$195.012 as of June 30, 2024), primarily related to gains on asset sales amounting to R$103.397 (R$31.367 on June 30, 2024), tax credits from prior periods totaling R$22.281 (R$26.581 on June 30, 2024 and rental income totalling R$10.580 (R$8.687 on June 30,2024) and other non-material items.

Other Expenses: As of June 30, 2025, the Company has recorded other expenses totaling R$253.165 (R$342.437 as of June 30, 2024), mainly related to restructuring expenses amounting to R$125,078 (R$268,151 on June 30,2024), losses on asset sales totaling R$23.845 (R$62.527 on June 30,2024) and other non-material items..

Restructuring related expenses

As of June 30, 2025, the Company recognized R$125,078 (R$268,151 in March 31,2024) related to restructuring expenses, of which R$116,632 (R$263,445 on June 30, 2024) refers to restructuring initiatives in its indirect subsidiary Pilgrim’s Pride Corporation (“PPC”) in Europe. The aim of these activities is to integrate central operations and reallocate processing capacities between production facilities, resulting in the closure of some facilities in Europe.

As of March 31, 2025, PPC recognized the following expenses and made the following payments related to each restructuring initiative:

	2025
	Provisions	Expenses	Cash Outlays

Pilgrim’s Europe Central	14,423	4,340	(30,241)
Pilgrim’s Food Masters	35,502	107,724	(99,168)
Previous programs substantially completed	—	4,568	(13,015)
Total	49,925	116,632	(142,424)

	2024
	Provisions	Expenses	Cash Outlays

Pilgrim’s Europe Central	15,187	122,291	(99,874)
Pilgrim’s Food Masters	55,850	102,525	(44,568)
Previous programs substantially completed	17,978	38,629	(7,026)
Total	89,015	263,445	(151,468)

These expenses are recorded under the “other expenses” line item in the income statements for the period.

The table below reconciles liabilities and provisions associated with each restructuring initiative from their respective inception through June 30, 2025. These balances are accounted for under other current liabilities.

	December 31, 2024	Restructuring charges incurred	Cash payments and disposals	Currency translation	June 30, 2025

Severance	27,512	83,704	(77,258)	410	34,368
Contract termination	9,369	12,304	(17,815)	11	3,869
Asset impairment	563	419	(963)	(20)	(1)
Other	30,528	15,637	(33,373)	(1,103)	11,689
Total	67,972	112,064	(129,409)	(702)	49,925

	December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	June 30, 2024

Severance	17,676	174,529	(135,080)	6,079	63,204
Contract termination	7,732	4,811	(9,745)	461	3,259
Asset impairment	1,738	70,707	(72,553)	109	1
Other	22,419	13,398	(16,243)	2,977	22,551
Total	49,565	263,445	(233,621)	9,626	89,015

43

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

26	Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Assets
Fair value through profit or loss (1)
Financial investments	3	1,285,018	2,533,462	7,055,867	20,748,254
National treasury bills	3	387,200	363,838	631,210	603,937
Derivative assets		12,968	25,641	1,021,346	523,049
Loans and receivables at amortized cost (2)
Cash at banks	3	1,412,435	1,805,546	6,423,221	13,609,569
Margin cash	3	—	—	2,011,700	645,361
Trade accounts receivable	4	4,391,998	5,525,252	19,937,381	23,131,584
Related party receivables	8	1,294,801	494,269	—	479,006
Total		8,784,420	10,748,008	37,080,725	59,740,760
Liabilities
Amortized cost
Loans and financing	16	(6,840,009)	(6,622,990)	(106,368,672)	(119,677,321)
Trade accounts payable and supply chain finance	15	(7,232,546)	(7,989,133)	(33,018,517)	(38,356,488)
Debt with related companies	8	(8,273,051)	(173,524)	(1,259,114)	—
Lease liabilities	12.2	(215,520)	(224,469)	(9,663,264)	(10,737,627)
Other financial liabilities		(181,649)	(352,166)	(181,649)	(352,166)
Fair value through profit or loss
Derivative liabilities		(606,176)	(946,152)	(2,585,202)	(1,647,559)
Total		(23,348,951)	(16,308,434)	(153,076,418)	(170,771,161)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; the accounts receivable are short-term and net from expected losses.

44

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	Company
	June 30, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	1,285,018	1,285,018	—	2,533,462	2,533,462
National treasury bills	387,200	—	387,200	363,838	—	363,838
Derivative assets	—	12,968	12,968	—	25,641	25,641

Financial liabilities
Derivative liabilities	—	606,176	606,176	—	946,152	946,152

	Consolidated
	June 30, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	7,055,867	7,055,867	—	20,748,254	20,748,254
National treasury bills	631,210	—	631,210	603,937	—	603,937
Derivative assets	—	1,021,346	1,021,346	—	523,049	523,049

Financial liabilities
Derivative liabilities	—	2,585,202	2,585,202	—	1,647,559	1,647,559

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on June 30, 2025 and December 31, 2024, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	30.06.2025			31.12.24
Descrição	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	5,457,100	97.10%	5,299,008	6,192,299	94.98%	5,881,260
Notes 5.13% JBS Lux 2028	4,909,971	101.49%	4,983,179	5,571,459	99.50%	5,543,379
Notes 3.00% JBS Lux 2029	3,274,026	94.94%	3,108,262	3,715,113	91.20%	3,388,183
Notes 6.5% JBS Lux 2029	—	—	—	432,879	100.52%	435,151
Notes 5.5% JBS Lux 2030	2,181,121	102.33%	2,231,919	7,738,424	99.77%	7,720,471
Notes 3.75% JBS Lux 2031	2,690,350	93.28%	2,509,586	3,052,804	88.93%	2,714,919
Notes 3.00% JBS Lux 2032	5,457,100	87.35%	4,766,668	6,192,299	83.22%	5,153,293
Notes 3.625% JBS Lux 2032	5,286,730	91.27%	4,825,145	5,998,976	87.96%	5,276,939
Notes 5.75% JBS Lux 2033	9,067,927	102.54%	9,298,253	10,289,589	99.54%	10,242,360
Notes 6.75% JBS Lux 2034	8,224,101	108.70%	8,939,187	9,332,080	105.85%	9,877,633
Notes 4.375% JBS Lux 2052	4,911,390	76.72%	3,768,117	5,573,069	110.50%	6,158,130
Notes 6.50% JBS Lux 2052	8,447,591	102.87%	8,690,291	9,585,679	101.53%	9,732,628
Notes 7.25% JBS Lux 2053	4,911,390	111.81%	5,491,573	5,573,069	74.94%	4,176,625
Notes 4.25% PPC 2031	4,481,987	96.46%	4,323,101	5,298,905	92.24%	4,887,604
Notes 3.5% PPC 2032	4,909,207	89.91%	4,413,721	5,573,069	86.34%	4,811,621
Notes 6.25% PPC 2033	5,034,290	105.36%	5,304,178	6,068,453	102.16%	6,199,593
Notes 6.875% PPC 2034	2,728,553	109.20%	2,979,495	3,096,150	106.73%	3,304,521
Notes 5.95% JBS USA 2035	5,457,100	103.25%	5,634,729	—	—	—
Notes 6.375% JBS USA 2055	4,092,825	101.42%	4,151,148	—	—	—
	91,522,759		90,717,560	99,284,316		95,504,310

45

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Risk management:

In its operational routine, the Company and its subsidiaries are exposed to various market, credit, and liquidity risks. These risks are disclosed in the financial statements as of December 31, 2024. There were no changes in the nature of these risks during the current quarterly reporting period. The following section presents the risks and operations to which the Company is exposed in the current period. Additionally, a sensitivity analysis is provided for each type of risk, showing the potential impact on Financial Results under hypothetical changes: CDI by 50% and 100%, parent company commodities and Seara grain by 25% and 50%, and currency and USA commodities exposures by 15% and 30% in the relevant risk variables. For the probable scenario, the Company deems it appropriate to use the Value at Risk (VaR) methodology with a 99% confidence interval (CI) and a one-day horizon.

a. Interest rate risk

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on June 30, 2025 and December 31, 2024, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	30.06.25	31.12.24	30.06.25	31.12.24
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	1,285,018	2,533,462	3,811,367	4,708,004
Treasure shares	387,200	363,838	387,200	363,838
Margin cash	—	—	2,002,347	644,000
Related party transactions	313,416	(170,261)	(915,537)	—
Credit note - export	(4,463)	(5,251)	(8,360)	(10,554)
Subtotal	1,981,171	2,721,788	5,277,017	5,705,288
Derivatives (Swap)	(6,406,658)	(7,957,930)	(6,406,658)	(7,957,930)
Total	(4,425,487)	(5,236,142)	(1,129,641)	(2,252,642)
Liabilities exposure to the LIBOR rate:
Treasury bills	—	—	244,010	217,515
Margin cash	—	—	9,353	23,946
Related party transactions	(343,577)	478,888	(343,577)	479,006
CRA - Agribusiness Credit Receivable Certificates	(6,139,355)	(5,842,328)	(9,038,409)	(7,201,818)
Subtotal	(6,482,932)	(5,363,440)	(9,128,623)	(6,481,351)
Derivatives (Swap)	5,823,265	7,125,388	5,823,265	7,125,388
Total	(659,667)	1,761,948	(3,305,358)	644,037
Liabilities exposure to the SOFR rate:
Credit note - export	—	—	(575,917)	(633,889)
Prepayment	—	—	—	(621,064)
Working capital - USD	(12,329)	(16,094)	(15,861)	(16,094)
Total	(12,329)	(16,094)	(591,778)	(1,271,047)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 50%			Scenario (III) Interest rate variation - 100%
				Effect on income			Effect on income			Effect on income
Contracts exposure	Risk	Current scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company		Consolidated

CDI	Decrease	14.90%	14.81%	3,894	994	22.35%	(329,699)	(84,158)	29.80%	(659,398	)#	(168,317)
				3,894	994		(329,699)	(84,158)		(659,398)		(168,317)

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
				Effect on income			Effect on income			Effect on income
Contracts exposure	Risk	Current scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated

IPCA	Increase	5.32%	5.33%	(46)	(231)	6.65%	(8,774)	(43,961)	7.98%	(17,547)#	(87,923)
SOFR	Increase	4.45%	4.46%	(1)	(32)	5.56%	(137)	(6,586)	6.68%	(274)	(13,167)
				(47)	(263)		(8,911)	(50,547)		(17,821)	(101,090)

46

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

			Company
			June 30, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) -R$	Fair value (Liability) -R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) -R$	Fair value
	IPCA	2027	978,410	1,064,865	(1,127,685)	(62,820)	978,410	1,005,956	(1,061,850)	(55,894)
	IPCA	2031	172,018	222,074	(254,694)	(32,620)	1,170,787	1,315,264	(1,392,276)	(77,012)
	IPCA	2032	711,991	834,507	(941,934)	(107,427)	1,133,951	1,191,798	(1,341,565)	(149,767)
Swap	IPCA	2034	777,342	816,608	(853,523)	(36,915)	788,999	770,154	(839,982)	(69,828)
	IPCA	2037	1,136,127	1,416,881	(1,668,943)	(252,062)	1,171,825	1,332,536	(1,630,146)	(297,610)
	IPCA	2038	881,290	942,563	(989,272)	(46,709)	881,290	888,947	(986,201)	(97,254)
	IPCA	2039	—	—	—	—	129,136	126,091	(135,178)	(9,087)
	IPCA	2044	500,000	525,767	(570,607)	(44,840)	500,000	494,642	(570,732)	(76,090)
			5,157,178	5,823,265	(6,406,658)	(583,393)	6,754,398	7,125,388	(7,957,930)	(832,542)

			Consolidated
			June 30, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) -R$	Fair value (Liability) -R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) -R$	Fair value
	IPCA	2027	978,410	1,064,865	(1,127,685)	(62,820)	978,410	1,005,956	(1,061,850)	(55,894)
	IPCA	2031	172,018	222,074	(254,694)	(32,620)	1,170,787	1,315,264	(1,392,276)	(77,012)
	IPCA	2032	711,991	834,507	(941,934)	(107,427)	1,133,951	1,191,798	(1,341,565)	(149,767)
Swap	IPCA	2034	777,342	816,608	(853,523)	(36,915)	788,999	770,154	(839,982)	(69,828)
	IPCA	2037	1,136,127	1,416,881	(1,668,943)	(252,062)	1,171,825	1,332,536	(1,630,146)	(297,610)
	IPCA	2038	881,290	942,563	(989,272)	(46,709)	881,290	888,947	(986,201)	(97,254)
	IPCA	2039	—	—	—	—	129,136	126,091	(135,178)	(9,087)
	IPCA	2044	500,000	525,767	(570,607)	(44,840)	500,000	494,642	(570,732)	(76,090)
			5,157,178	5,823,265	(6,406,658)	(583,393)	6,754,398	7,125,388	(7,957,930)	(832,542)

b. Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	Company
	USD		EUR		GBP
	30.06.25	31.12.24	30.06.25	31.12.24	30.06.25	31.12.24
OPERATING
Cash and cash equivalents	2,300,791	1,901,064	54,456	58,407	12,027	6,623
Trade accounts receivable	1,299,671	3,314,422	229,200	223,559	85,356	55,743
Sales orders	4,760,207	3,240,158	250,782	137,284	42,928	25,200
Trade accounts payable	(347,803)	(424,353)	(86,041)	(38,385)	—	(3)
Operating subtotal	8,012,866	8,031,291	448,397	380,865	140,311	87,563
FINANCIAL
Loans and financing	(375,263)	(424,216)	—	(3,803)	—	—
Financial subtotal	(375,263)	(424,216)	—	(3,803)	—	—
Operating financial subtotal	7,637,603	7,607,075	448,397	377,062	140,311	87,563

Net related party	(6,958,601)	(620,487)	—	—	—	—
Total exposure	679,002	6,986,588	448,397	377,062	140,311	87,563
DERIVATIVES
Future contracts	1,650,049	(227,086)	(356,798)	(396,154)	(172,254)	(116,430)
Non Deliverable Forwards (NDF´s)	—	(2,167,305)	—	—	—	—
Total derivatives	1,650,049	(2,394,391)	(356,798)	(396,154)	(172,254)	(116,430)
NET EXPOSURE IN US$	2,329,051	4,592,197	91,599	(19,092)	(31,943)	(28,867)

47

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

	Consolidated
	USD		EUR		GBP
	30.06.25	31.12.24	30.06.25	31.12.24	30.06.25	31.12.24
OPERATING
Cash and cash equivalents	5,869,746	10,153,690	311,103	311,727	22,740	99,680
Trade accounts receivable	3,084,550	6,646,802	756,121	1,021,830	812,327	406,736
Sales orders	8,958,052	6,580,960	743,086	488,288	42,928	336,673
Trade accounts payable	(1,455,532)	(1,842,430)	(460,717)	(484,662)	(99,647)	(100,758)
Purchase orders	(121,519)	(517,013)	(1,242,921)	(55,287)	—	—
Operating subtotal	16,335,297	21,022,009	106,672	1,281,896	778,348	742,331
FINANCIAL
Margin cash	9,353	1,363	—	—	—	—
Advances to customers	(16,519)	(29,001)	(10,882)	(9,672)	(1,604)	(1,184)
Loans and financing	(1,164,948)	(7,993,463)	—	(3,803)	—	—
Financial subtotal	(1,172,114)	(8,021,101)	(10,882)	(13,475)	(1,604)	(1,184)
Operating financial subtotal	15,163,183	13,000,908	95,790	1,268,421	776,744	741,147

Total exposure	15,163,183	13,000,908	95,790	1,268,421	776,744	741,147
DERIVATIVES
Future contracts	2,736,695	11,393	(433,874)	(530,029)	(226,177)	(211,126)
Deliverable Forwards (DF´s)	(2,751,967)	(4,112,207)	387,236	439,337	(242,868)	(165,861)
Non-Deliverable Fowards (NDF´s)	(220,854)	(2,583,167)	(162,065)	(121,115)	—	(38,776)
Total derivatives	(236,126)	(6,683,981)	(208,703)	(211,807)	(469,045)	(415,763)
NET EXPOSURE IN US$	14,927,057	6,316,927	(112,912)	1,056,614	307,699	325,384

b1. Sensitivity analysis and derivative financial instruments breakdown:

b1.1 USD - American dollars (amounts in thousands of R$):

			Scenario (i) VaR 99% C.I. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
				Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	Current exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated

Operating	Appreciation	5.4571	5.3487	(159,212)	(324,575)	4.6385	(1,201,923)	(2,450,280)	3.8200	(2,403,860)	(4,900,589)
Financial	Depreciation	5.4571	5.3487	7,456	23,289	4.6385	56,289	175,816	3.8200	112,579	351,634
Derivatives	Depreciation	5.4571	5.3487	(32,786)	4,692	4.6385	(247,506)	35,419	3.8200	(495,015)	70,838
				(184,542)	(296,594)		(1,393,140)	(2,239,045)		(2,786,296)	(4,478,117)

			Company
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	American dollar	Long	33,001	1,650,049	(11,472)	(4,542)	(227,086)	4

			Consolidated
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	American dollar	Long	54,734	2,736,695	(20,748)	4,765	11,393	76

			Company
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

NDF´s	American dollar	Short	—	—	—	(350,000)	(2,167,305)	(98)

48

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

			Consolidated
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	American dollar	Short	(504,291)	(2,751,967)	89,105	(664,084)	(4,112,207)	(104,452)
Non-Deliverable Forwards	American dollar	Short	(40,471)	(220,854)	15,771	(417,158)	(2,583,167)	(5,881)

b1.2 EUR - EURO (amounts in thousands of R$):

			Cenário (i) VaR 99% I.C. 1 dia			Cenário (II) Variação do câmbio em 15%			Cenário (III) Variação do câmbio em 30%
				Effect on income			Effect on income			Effect on income
Exposure of R $	RIsk	Current exchange	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	6.4230	6.5547	9,197	2,188	7.3865	67,260	16,001	8.3499	134,519	32,001
Financial	Depreciation	6.4230	6.5547	—	(223)	7.3865	—	(1,632)	8.3499	—	(3,265)
Derivatives	Depreciation	6.4230	6.5547	(7,318)	(4,281)	7.3865	(53,520)	(31,305)	8.3499	(107,039)	(62,611)
				1,879	(2,316)		13,740	(16,936)		27,480	(33,875)

			Company
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Future Contract	Euro	Short	(5,555)	(356,798)	(2,169)	(6,155)	(396,154)	1

			Consolidated
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value

Future Contract	Euro	Short	(4,355)	(433,874)	(2,638)	2,074	(530,029)	303
Deliverable Forwards	Euro	Long	60,289	387,236	21,626	68,259	439,337	14,713
Non-Deliverable Forwards	Euro	Short	(25,232)	(162,065)	(933)	(18,818)	(121,115)	2,601

b1.3 GBP - British Pound (amounts in thousands of R$):

			Scenario (i) VaR 99% C.I. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
				Effect on income			Effect on income			Effect on income
Exposure of US $	Risk	Current exchange	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated

Operating	Appreciation	7.4893	7.3428	(2,744)	(15,224)	6.3659	(21,047)	(116,752)	5.2425	(42,093)	(233,504)
Financial	Depreciation	7.4893	7.3428	—	31	6.3659	—	241	5.2425	—	481
Derivatives	Depreciation	7.4893	7.3428	3,369	9,174	6.3659	25,838	70,356	5.2425	51,676	140,714
				625	(6,019)		4,791	(46,155)		9,583	(92,309)

			Company
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Future Contract	British pound	Short	(2,300)	(172,254)	(261)	(1,500)	(116,430)	—

			Consolidated
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notiona (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Future Contract	British pound	Short	(1,580)	(226,177)	(343)	1,219	(211,126)	77

49

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

			Consolidated
			June 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Deliverable Forwards	British pound	Short	(32,429)	(242,868)	(3,935)	(21,368)	(165,861)	(4,180)
Non-Deliverable Forwards	British pound	Short	—	—	—	(4,996)	(38,776)	(793)

c. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) and corn (grain) contracts of JBS S.A.:

	Consolidated
Exposure in Commodities (Cattle)	June 30, 2025	December 31, 2024
Firm contracts of cattle purchase	19,753,552	22,907,111
Subtotal	19,753,552	22,907,111
DERIVATIVES
Future contracts	(36,356)	687,175
Deliverable Forwards	(11,230,942)	52,849,548
Non Deliverable Forwards	417,648	—
Subtotal	(10,849,650)	53,536,723
NET EXPOSURE	8,903,902	76,443,834

	Consolidated
Exposure in Corn (Grain)	June 30, 2025	December 31, 2024
Purchase orders	335,968	354,573
Subtotal	335,968	354,573
DERIVATIVES
Future contracts	1,241,634	204,266
Non Deliverable Forwards	83,646	—
Subtotal	1,325,280	204,266
NET EXPOSURE	1,661,248	558,839

Sensitivity analysis (cattle):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
				Effect on income		Effect on income		Effect on income
Exposure	Risk	Current Price	Price	Consolidated	Price	Consolidated	Price	Consolidated

Operational (USA)	Depreciation	225.88	221.64	(370,494)	192.00	(2,963,033)	158.12	(5,926,066)
Derivatives (Brasil)	Depreciation	317.40	311.74	(6,802)	269.79	(57,194)	222.18	(114,388)
Derivatives (USA)	Depreciation	225.88	221.64	210,645	192.00	1,684,641	158.12	3,369,283
				(166,651)		(1,335,586)		(2,671,171)

50

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

Sensitivity analysis (grain):

		Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Price variation - 15%		Scenario (ii) Price variation - 30%
				Effect on income		Effect on income		Effect on income
Exposure	Risk	Current Price	Price	Consolidated	Preço	Consolidated	Preço	Consolidated

Operational (Brasil)	Depreciation	67.02	65.31	(8,553)	56.97	(50,395)	46.91	(100,790)
Derivatives (Brasil)	Depreciation	67.02	65.31	(33,738)	56.97	(198,792)	46.91	(397,584)
				(42,291)		(249,187)		(498,374)

Details of derivative financial instruments (cattle):

			Consolidated
			30.06.25			31.12.24
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future B3	Commodities	Short	(300)	(36,356)	(1,127)	6,548	687,175	(16,831)
Deliverable Forwards	Commodities	Short	(2,058,042)	(11,230,942)	(1,806,540)	8,534,720	52,849,548	(373,024)
Non Deliverable Forwards	Commodities	Long	1,320,000	417,648	12,968	—	—	—

Details of derivative financial instruments (grain):

			Consolidated
			30.06.25			31.12.24
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future B3	Commodities (Grains)	Long	38,187	1,241,634	(5,723)	6,949	204,266	515
Non Deliverable Forwards	Commodities	Long	1,350,000	83,646	(3,992)	—	—	—

c2. Hedge accounting:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The effects on the period’s results, other comprehensive income, and the balance sheet from derivative financial instruments contracted for foreign exchange, commodity price, and interest rate hedging are presented below:

Cash flow of hedge operations - derivative instruments	Risk	Quantity	Notional	Fair value
Future contract	Commodities	10,010	286,892	(1,197)
NDF´s	Commodities	1,710	203,126	(607)

The Company also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

51

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

c2.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Consolidated
Statements of Income:	2025	2024

Cost of sales before hedge accounting adoption	(19,600,744)	(18,492,938)
Derivatives operating income (loss)	437	9,084
Commodities	437	9,084
Cost of sales with hedge accounting	(19,600,307)	(18,483,854)
Financial income (expense), net excluding derivatives	207,794	(117,721)
Derivatives financial income (expense), net	(13,750)	(712,154)
Currency	8,844	(573,102)
Commodities	(22,594)	(137,401)
Interests	—	(1,651)
Financial income (expense), net	194,044	(829,875)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Consolidated
	2025	2024
Statements of other comprehensive income (expense):
Financial instruments designated as hedge accounting:	(1,208)	(675)
Commodities	(1,208)	(675)
Other comprehensive income	(685)	1,985

Cash Flow Hedge Movement	December 31, 2024	OCI	June 30, 2025
Hedge accounting operations at Company Seara	1,894	(685)	1,209
Deferred income tax on hedge accounting	(643)	233	(410)
Total of other comprehensive income (expense)	1,251	(452)	799

Below are the effects on balance sheet, after the adoption of hedge accounting:

	Consolidated
	June 30, 2025	December 31, 2024
Balance sheet:
Derivatives payable/receivable	(1,803)	519
Derivatives instruments designated as hedge accounting:
Commodities	(1,803)	519
Derivatives payable/receivable	2,645	430
Derivatives instruments not designated as hedge accounting:
Currency	2,645	430
Other comprehensive results	(1,208)	1,894
Commodities	(1,208)	1,894
Inventories	(5,902)	124
Commodities	(5,902)	124

Open balance sheet position of derivative assets and liabilities:
	Consolidated
	June 30, 2025	December 31, 2024
Assets:
Currency
Designated as hedge accounting	842	519
Commodities	(1,803)	—
Currency	2,645	519
Not designated as hedge accounting	—	430
Currency	—	430
Current assets	842	949

52

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	June 30, 2025					December 31, 2024
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	7,232,546	—	—	—	7,232,546	7,989,133	—	—	—	7,989,133
Loans and financing	91,754	415,735	871,907	5,460,613	6,840,009	113,677	78,306	493,805	5,937,202	6,622,990
Estimated interest on loans and financing (1)	1,205,793	1,584,140	1,326,566	3,656,489	7,772,988	453,479	894,074	760,095	2,324,491	4,432,139
Derivatives liabilities	157,522	448,654	—	—	606,176	327,673	618,479	—	—	946,152
Payments of leases	106,627	88,303	16,184	4,406	215,521	79,643	94,258	46,190	4,378	224,469
Future contracts - Commodities	600,877	—	—	—	600,877	365,328	—	—	—	365,328
Other financial liabilities	114,149	67,500	—	—	181,649	100,916	101,250	—	150,000	352,166

	Consolidated
	June 30, 2025					December 31, 2024
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	33,018,517	—	—	—	33,018,517	38,356,488	—	—	—	38,356,488
Loans and financing	5,714,861	10,963,196	6,458,559	83,232,056	106,368,672	12,906,149	6,478,710	10,456,892	89,835,570	119,677,321
Estimated interest on loans and financing (1)	2,348,348	17,014,307	10,613,794	47,264,718	77,241,167	15,222,640	15,113,052	5,201,215	35,110,448	70,647,355
Derivatives liabilities	2,135,263	449,939	—	—	2,585,202	1,027,793	619,766	—	—	1,647,559
Payments of leases	3,319,134	1,764,515	1,266,575	3,313,040	9,663,264	2,078,637	2,640,421	1,701,630	4,316,939	10,737,627
Future contracts - Commodities	600,877	159,363,381	28,748,130	16,964,755	205,677,143	365,328	174,897,702	26,246,504	6,110,381	207,619,915
Other financial liabilities	114,149	67,500	—	—	181,649	100,916	101,250	—	150,000	352,166

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates on June 30, 2025 and December 31, 2024. Payments in foreign currencies are estimated using the June 30, 2025 and December 31, 2024 exchange rates.

The Company has future commitment for purchase of grains and cattle whose balances on June 30, 2025 in the amount of R$600,877 (R$365,328 on December 31, 2024), in the Company and R$205.7 billion (R$207.6 billion on December 31, 2024), in the Consolidated.

53

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance on June 30, 2025 is R$307,909 (R$177,636 at December 31, 2024). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance on June 30, 2025 is R$2,002,346 (R$643,999 on December 31, 2024). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance on June 30, 2025 is R$141,280 (R$23,946 on December 31, 2024). This guarantee is larger than its collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. Detailed information on the opening of the Group’s covenants is disclosed annually.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e.	Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these interim financial statements.

For the six-month period ended June 30, 2025, Management considered as main risk the data and assumptions highlighted below:

(i) possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

27	Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on August 13, 2025.

BOARD OF DIRECTORS

Chairman:	Wesley Mendonça Batista Filho
Vice-Chairman:	Joesley Mendonça Batista
Advisorr:	Gilberto Tomazoni
Independent advisor:	Carlos Hamilton Vasconcelos Araújo

54

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the six-month period ended June 30, 2025, on August 12, 2025. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Raul Alfredo Padilla
Committee Member:	Henrique de Campos Meirelles

55

Notes to the condensed financial statements for the six-month period ended June 30, 2025 and 2024 (Expressed in thousands of Brazilian reais)

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare on August 13, 2025, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i) They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the six-month period ended June 30, 2025, and

(ii) They reviewed, discussed and agreed with the condensed interim financial statements for the six-month period ended June 30, 2025.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Director:	Wesley Mendonça Batista Filho

Accounting Director: Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *

56